                                                                  Rule 424(b)(3)
                                                      Registration No. 333-69294


                                  $172,500,000

                                  [VECTOR LOGO]

                                VECTOR GROUP LTD.

             6 1/4% CONVERTIBLE SUBORDINATED NOTES DUE JULY 15, 2008 AND THE COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES

         We issued the notes offered by this prospectus in a private placement in July 2001. This prospectus will be used by selling securityholders to resell their notes and the common stock issuable upon conversion of their notes. We will not receive any proceeds from this offering.

         The notes are convertible by securityholders prior to maturity (unless we have previously redeemed or repurchased them) into common stock at a conversion rate of 29.061 shares per each $1,000 principal amount of notes, subject to adjustment if certain events occur. This is equivalent to a conversion price of $34.41 per share. The initial conversion price of $36.531 per share and the initial conversion rate of 27.374 shares per each $1,000 principal amount of notes have been adjusted to reflect a cash dividend of $0.40 per share of common stock and a 5% stock dividend paid by us on September
28, 2001. We will pay interest on the notes at a rate of 6 1/4% per year on January 15 and July 15 of each year, beginning on January 15, 2002. The notes will mature on July 15, 2008, unless earlier converted or redeemed. The notes are not secured and are subordinated to all of our present and future senior debt and secured obligations and are effectively subordinated to all debt and other liabilities of our subsidiaries.

         We may redeem, under conditions described in this prospectus, some or all of the notes at any time between July 15, 2003 and July 15, 2004 at a redemption price of $1,000 per $1,000 principal amount of notes, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. We will make an additional "make whole" payment in cash with respect to the notes so called for redemption. On or after July 15, 2004, we have the option to redeem all or a portion of the notes at the redemption prices set forth in this prospectus. In the event of a change in control, as described in this prospectus, you may require us to repurchase any notes held by you.

         Our common stock is traded on the New York Stock Exchange under the symbol "VGR". On September 27, 2001, the closing price of our common stock on the New York Stock Exchange was $41.50 per share.

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         THE SECURITIES OFFERED BY THIS PROSPECTUS INVOLVE A HIGH DEGREE OF
RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 11.

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         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                       THIS PROSPECTUS IS DATED SEPTEMBER 28, 2001


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         YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR
PROVIDED IN THIS PROSPECTUS OR A PROSPECTUS SUPPLEMENT OR AMENDMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THE INFORMATION IN THIS PROSPECTUS OR A PROSPECTUS SUPPLEMENT OR AMENDMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE DOCUMENTS.

                                TABLE OF CONTENTS
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WHERE YOU CAN FIND MORE INFORMATION..............................................................................3

INCORPORATION BY REFERENCE.......................................................................................3

PROSPECTUS SUMMARY...............................................................................................5

RISK FACTORS....................................................................................................11

FORWARD LOOKING STATEMENTS......................................................................................20

USE OF PROCEEDS.................................................................................................21

RATIO OF EARNINGS TO FIXED CHARGES..............................................................................21

DESCRIPTION OF THE NOTES........................................................................................22

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS.......................................................................38

DESCRIPTION OF CAPITAL STOCK....................................................................................42

SELLING SECURITYHOLDERS.........................................................................................44

PLAN OF DISTRIBUTION............................................................................................45

LEGAL MATTERS...................................................................................................48

EXPERTS.........................................................................................................48

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                       WHERE YOU CAN FIND MORE INFORMATION

         We are subject to the informational reporting requirements of the Securities Exchange Act of 1934 and file reports, proxy statements and other information with the Securities and Exchange Commission. You can inspect and copy all of this information at the Public Reference Room maintained by the SEC at its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the SEC's regional offices located at the Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511 and 7 World Trade Center, 13th Floor, New York, New York 10048. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site that contains reports, proxy statements and other information regarding issuers, like us, that file electronically with the SEC. The address of this web site is: http://www.sec.gov.

         We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933 with respect to the notes and common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement. We have omitted parts of the registration statement as permitted by the rules and regulations of the SEC. Statements contained in or incorporated by reference into this prospectus as to the contents of any contract or other document are not necessarily complete. You should refer to a copy of each contract or document filed as an exhibit to the registration statement or incorporated by reference into this prospectus for complete information. Copies of the registration statement, including exhibits and information incorporated by reference into this prospectus, may be inspected without charge at the SEC's public reference facilities or website.

                           INCORPORATION BY REFERENCE

         The SEC allows us to incorporate by reference into this prospectus information we have filed with the SEC. This means that we can disclose important information by referring you to those documents containing the other information. The information incorporated by reference is considered to be a part of this prospectus. Information that we file later with the SEC will automatically update and supercede this information. We incorporate by reference the documents listed below and any filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering:

         o Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed with the SEC on April 2, 2001;

         o Our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2001, filed with the SEC on May 15, 2001, and for the quarter ended June 30, 2001, filed with the SEC on August 14, 2001; and

          o Our Current Reports on Form 8-K, filed with the SEC on May 17, 2001, June 29, 2001, July 2, 2001, July 16, 2001, July 25, 2001
              and August 22, 2001.

         Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superceded for purposes of this prospectus to the extent that a statement contained herein or in any other document subsequently filed which is also incorporated by reference herein modifies or supercedes such statement. Any such statement so modified or superceded shall not be deemed, except as so modified, to constitute a part of this prospectus.

         You can obtain any of the documents incorporated by reference through us or the SEC. Documents incorporated by reference are available from us without



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charge. You may obtain documents incorporated by reference in this prospectus by requesting them in writing to the following address or by telephone:

                                Vector Group Ltd.
                          Attention: Investor Relations
                       100 S.E. Second Street, 32nd Floor
                              Miami, Florida 33131
                                 (305) 579-8000

         You should rely only on the information provided or incorporated by reference in this prospectus or a prospectus supplement or amendment. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus or a prospectus supplement or amendment is accurate as of any date other than the date on the front of the documents.



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                               PROSPECTUS SUMMARY

         This summary highlights some information from this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read the entire prospectus carefully, including the "Risk Factors" section and the financial statements and the notes to those statements incorporated by reference into this prospectus. As used in this prospectus, the terms "Vector", "we", "our" and "us" and similar terms refer to Vector Group Ltd. and all of our consolidated subsidiaries, including VGR Holding Inc. (formerly known as BGLS Inc.), Liggett Group Inc., Vector Tobacco (USA) Ltd. and New Valley Corporation, except with respect to the section entitled "Description of Notes" and where it is clear that these terms mean only Vector Group Ltd. All information in this prospectus concerning our common stock has been adjusted to give effect to the 5% stock dividend paid to stockholders on September 28, 2001.

                                  VECTOR GROUP

         We are a holding company for a number of businesses. We are engaged principally in:

         o the development of new, less hazardous cigarette products through our Vector Tobacco subsidiaries,

         o the manufacture and sale of cigarettes in the United States through our subsidiary Liggett Group Inc., and

         o the investment banking and brokerage business and the real estate business through our majority-owned subsidiary New Valley Corporation.

VECTOR TOBACCO

         Vector Tobacco has developed two new, less hazardous cigarettes that we expect to market under the brand names OMNI and OMNI Nicotine Free. We believe that, while there is no "safe cigarette", these new products may address the two greatest concerns of the health community about smoking, which are cancer causing agents and addiction.

         Vector Tobacco has developed a new proprietary technology which significantly reduces carcinogenic polycyclic aromatic hydrocarbon (PAH) compounds from cigarette smoke. The PAHs are reduced below the level that has been shown to produce carcinomas in animal experiments. PAHs are considered by many in the health community to be the most severe cancer-causing agent in cigarettes. An article in the May 2000 Journal of the National Cancer Institute stated that PAHs are prominent among the causative agents for lung cancer in smokers and that avoiding exposure to PAHs is an important key to decreasing lung cancer incidence. The proprietary process, which employs the use of a complex catalytic system, was developed by Dr. Robert Bereman, Vice President of Chemical Research at Vector Tobacco and former North Carolina State University Chemistry Professor. Subject to independent laboratory verification of the reduction of the PAHs and tobacco specific nitrosamines (TSNAs) in this product, we expect to introduce this product to market in late 2001 under the OMNI brand name.

         In addition, Vector Tobacco has the rights to a proprietary process that enables the production of a tobacco cigarette that is virtually free of nicotine and virtually free of TSNAs, another potent carcinogen found in tobacco. The process, developed by Dr. Mark A. Conkling, Vice President of Genetic Research at Vector Tobacco and former North Carolina State University



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Genetics Professor, genetically modifies the tobacco seed to produce a virtually nicotine-free and TSNA-free tobacco. Cigarettes containing tobacco produced with this process have been tested in focus groups in the United States and overseas, with such tests indicating that these cigarettes smoke and taste like a conventional cigarette. It is anticipated that this product will be introduced to market in 2002 under the OMNI Nicotine Free brand name. Both OMNI Nicotine Free and OMNI will be priced as premium cigarettes.

         Vector Tobacco has recently conducted market research with respect to its planned OMNI and OMNI Nicotine Free products. Of the smokers that participated in the OMNI study, 76% stated that they would "probably try" the product. Of the smokers that participated in the OMNI Nicotine Free study, 80% stated that they would "likely try" the product. In addition, we believe, based on published sources, that 70-75% of the 45 million U.S. smokers express a desire to quit smoking and 30-35% of smokers actually attempt to do so each year. However, less than 5% of all smokers are successful in quitting each year. The majority of smokers that participated in a Vector Tobacco test panel for the OMNI Nicotine Free product experienced a decline in their cigarette consumption and little to no nicotine withdrawal symptoms.

LIGGETT

         Liggett is the successor to the Liggett & Myers Tobacco Company, which was founded in 1873. Liggett was the sixth largest manufacturer of cigarettes in the United States in terms of unit sales in 2000. Liggett shipped approximately
6.44 billion cigarettes during 2000, an increase of 22.9% over the approximately
5.2 billion cigarettes shipped in 1999. Liggett believes, based on published industry sources, that this accounted for 1.5% of the total cigarettes shipped in the United States during 2000. During the six months ended June 30, 2001, Liggett's shipments of cigarettes increased 35.5% over the amounts shipped during the first six month of 2000.

         Liggett has a history of introducing innovative products to improve its competitive position in the discount cigarette segment. In 1980, Liggett was the first major domestic cigarette manufacturer to successfully introduce discount cigarettes as an alternative to premium priced cigarettes. In 1989, Liggett established a new price point within the discount market segment by introducing Pyramid, a branded discount product which, at that time, sold for less than most other discount cigarettes. These product introductions allowed Liggett to increase its market share through greater penetration of the discount segment. Liggett believes, based on published industry sources, that Liggett's discount cigarette shipments represented 5.3% of this market segment for 2000.

         Liggett has also taken a unique approach to the litigation proceedings against U.S. cigarette manufacturers concerning the harmful effects of cigarette consumption. Beginning in 1996, Liggett settled - independently of its four major competitors - the tobacco litigation brought by various state attorneys general against it and the other major cigarette manufacturers.

         Liggett believes that it has gained a sustainable cost advantage over its competitors through these settlement initiatives. Under the Master Settlement Agreement reached in November 1998 with 46 state attorneys general, the four largest manufacturers must make settlement payments to the 46 states based on how many cigarettes are sold annually. Liggett, however, is not required to make litigation settlement payments unless its market share exceeds 1.65% of the U.S. cigarette market.

NEW VALLEY

         We currently own 56.3% of New Valley (NASDAQ: NVAL), which is engaged in:

         o the investment banking and securities brokerage business through its 53.6% interest in its subsidiary Ladenburg Thalmann Financial Services Inc., and


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         o  the real estate business in Russia through BrookeMil Ltd. and
            Western Realty Development.

         INVESTMENT BANK AND SECURITIES BROKERAGE. Ladenburg Thalmann Financial Services Inc. (AMEX: LTS) operates as a full service broker-dealer through its two wholly-owned subsidiaries, Ladenburg Thalmann & Co. Inc., a member of The New York Stock Exchange since 1876, and GBI Capital Partners Inc. Ladenburg is a full service investment banking and brokerage firm based in New York City, with regional offices in Los Angeles, San Francisco, Boca Raton, Ft. Lauderdale, Great Neck, Bethpage, Cleveland and Las Vegas. The research division's strategic focus is on the cable, media, entertainment, telecommunications and retail sectors. Ladenburg's corporate finance department specializes in middle market companies and emerging growth businesses. The firm's retail brokerage division, Private Client Services, leverages the firm's research and asset management capabilities. At June 30, 2001, Ladenburg had approximately 500 brokers and more than $1.5 billion of assets under management.

         RUSSIAN REAL ESTATE. In 1998, New Valley entered into two separate joint venture agreements with Apollo Real Estate Investment Fund III, L.P. to make real estate investments in Russia. New Valley and Apollo developed and currently manage a 150,000 square foot class A office building located in downtown Moscow. Its tenants include Motorola, Conoco and Morgan Stanley. If economic conditions improve in Russia, an adjacent site owned by New Valley and Apollo is expected to be developed into additional commercial office space, subject to available financing.

         Another New Valley and Apollo joint venture owns two adjoining sites totaling 10.5 acres located across the Moscow River from the Kremlin in downtown Moscow. This unique site is expected to be developed as a residential and hotel complex, subject to market conditions and the availability of financing.

                                    STRATEGY

         Our strategy is to maximize shareholder value by increasing the profitability of our subsidiaries in the following ways:

VECTOR TOBACCO

         o To capitalize on the market of smokers wishing to smoke less hazardous cigarettes by introducing Omni, and

         o To introduce our Omni Nicotine Free cigarette in an effort to address the large population of current smokers who desire to quit or smoke less.

LIGGETT

         o To capitalize upon Liggett's cost advantage in the U.S. cigarette market due to favorable treatment received under settlement agreements,

         o  To focus its marketing efforts on the discount segment,

         o To increase its profitability by reorganizing manufacturing at its new site and by better targeting of marketing and selling costs using market research and analysis,

         o To reinvest a portion of the price increases and cost savings in marketing to grow its volume and income in the discount segment,




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         o  To maintain or improve profitability of its remaining premium brand,
            Eve, through improved operating efficiencies, targeted promotional strategies and extension of the brand,

         o To pursue opportunities in the premium market to bring niche-driven premium brands to market in the near future, and

         o  To pursue strategic acquisitions of smaller tobacco manufacturers.

NEW VALLEY

         o To increase Ladenburg's distribution capabilities and trading volume, and grow its customer business through an expanded broker base,

         o To improve the profitability of Ladenburg through continued cost reductions and management of trading risk and by focusing on selected areas of expertise, including investment banking services for middle-market companies and retail sales to high net worth individuals,

         o To leverage our expertise as direct investors by actively pursuing real estate investments in the United States and abroad which we believe will generate above-market returns, and

         o To invest New Valley's excess funds opportunistically in situations that we believe can maximize shareholder value.

         The mailing address of our principal executive offices is 100 S.E. Second Street, Miami, Florida 33131. Our telephone number at that address is
(305) 579-8000.

                              RECENT DEVELOPMENTS

         CONVERTIBLE NOTE OFFERING. In July 2001, we completed the private placement of $172.5 million of the notes and received net proceeds of approximately $166.4 million. We intend to use the net proceeds of the note offering, together with the proceeds from the placement of VGR Holding's senior secured notes and the investment in our common stock by an entity affiliated with Carl C. Icahn, for general corporate purposes, including to fund the planned advertising and promotion of Vector Tobacco's new OMNI and OMNI Nicotine Free cigarette products and to pursue strategic acquisitions by Liggett of smaller tobacco manufacturers.

         SALE OF STOCK TO ICAHN. On May 16, 2001, we entered into a stock purchase agreement with High River Limited Partnership, an investment entity owned by Carl C. Icahn, in which High River agreed to purchase for $50 million 1,721,311 shares of our common stock at a price of $29.05 per share, the market price when negotiations with Mr. Icahn were completed. The closing of the purchase of the shares occurred on May 31, 2001.

         VGR HOLDING PRIVATE PLACEMENT. On May 14, 2001, VGR Holding, our wholly-owned subsidiary, issued at a discount $60 million principal amount of 10% senior secured notes due March 31, 2006 in a private placement to institutional investors. VGR Holding received net proceeds from the offering of approximately $49.7 million before fees and expenses of $3.2 million.

         ACQUISITION OF LADENBURG THALMANN FINANCIAL SERVICES INC. On May 7, 2001, GBI Capital Management Corp. acquired all of the outstanding common stock of New Valley's 80.1% subsidiary, Ladenburg Thalmann & Co. Inc. ("Ladenburg"), for 23,218,599 GBI shares, $10 million cash and $10 million principal amount of senior convertible notes due December 31, 2005, and the acquiring company name was changed to Ladenburg Thalmann Financial Services Inc. ("LTS"). The notes bear interest at 7.5% per annum and are convertible into 4,799,271 shares of LTS common stock. Upon closing, New Valley also acquired an additional 3,945,060 shares of LTS from the former Chairman of LTS for $1.00 per share. Following



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completion of the transactions, New Valley owned 53.6% and 49.5% of the common stock of LTS, an American Stock Exchange-listed company, on a basic and fully-diluted basis.

         To provide the funds for the acquisition of the common stock of Ladenburg, LTS borrowed $10 million from Frost-Nevada, Limited Partnership and issued to Frost-Nevada $10 million principal amount of senior convertible notes due December 31, 2005. The notes bear interest at 8.5% per annum and are convertible into 6,497,475 shares of LTS common stock. These notes, together with the notes issued to the Ladenburg stockholders, are secured by a pledge of the Ladenburg stock.

         The transaction has been accounted for under the purchase method of accounting as a reverse acquisition. For accounting purposes, Ladenburg has been treated as the acquirer of LTS as Ladenburg's stockholders held a majority of the LTS common stock following the closing of the transaction. As of May 7, 2001, LTS is accounted for as a consolidated subsidiary of New Valley.

                                  THE OFFERING
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Issuer.................................       Vector Group Ltd.

Securities Offered.....................       $172,500,000 in principal amount of 6 1/4% convertible subordinated notes due 2008.  This prospectus also relates to the offering of shares of our common stock issuable upon conversion of the notes.

Maturity...............................       July 15, 2008

Interest...............................       Annual Rate:  6 1/4%
                                              Payment frequency:  Every six months on January 15 and July 15
                                              First Payment:  January 15, 2002

Conversion Rights......................       The notes are convertible, at your option, at any time following the date of issuance until the maturity date, unless previously redeemed or repurchased as described below, into our common stock, at a conversion price of $34.41 per share of common stock, which is equivalent to 29.061 shares of common stock per
                                              $1,000 principal amount of notes.  The conversion price is subject to adjustment for various events and any cash distribution on our common stock will result in a corresponding decrease in the conversion price. The initial conversion price of $36.531 per share of common stock and the initial conversion rate of 27.374 shares of common stock per $1,000 principal amount of notes have been adjusted to reflect a cash dividend of $0.40 per share of common stock and a 5% stock dividend paid by us on September 28, 2001.


Provisional Redemption.................       The notes will be subject to redemption, at our option, in whole or in part at any time between July 15, 2003 and July 15, 2004 if (a) the closing price of our common stock exceeds 150% of the conversion price then in effect for a period of at least 20 trading days in any consecutive
                                              30 day trading period ending on the trading day prior to the date of the mailing of the provisional redemption notice, and (b) the shelf registration statement covering resales of the notes and the common stock is effective and expected to remain effective and available for use for the 30 days following the provisional redemption date, unless registration is no longer required, at a price equal to 100% of the principal amount, plus accrued and unpaid interest and a "make whole" payment.

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Optional Redemption....................       On or after July 15, 2004, we may redeem some or all of the notes at any time at the redemption prices listed in the section "Description of Notes"
                                              under the heading "Redemption at Our Option", together with accrued and unpaid interest.

Change of Control......................       If a change of control (as defined in "Description of the Notes -
                                              Repurchase of Notes at Your Option Upon a Change of Control") occurs, subject to certain conditions and restrictions, we will be required to repurchase the notes, at your option, at 101% of their principal amount, plus accrued and unpaid interest and, under certain circumstances, a "make whole" payment.

Ranking................................       The notes are general unsecured obligations, junior to our senior debt and secured obligations, and effectively junior to all of the liabilities of our subsidiaries.  Assuming we had completed the offering of notes on June
                                              30, 2001, these notes would have been effectively junior to approximately
                                              $109 million of indebtedness of our subsidiaries, including VGR Holding's senior secured notes issued in May 2001.

Use of Proceeds........................       We will not receive any of the proceeds from the sale of the notes or the underlying common stock offered by this prospectus.

Registration Rights....................       This prospectus is part of a registration statement filed pursuant to a registration rights agreement entered into by us for the benefit of holders of the notes.  If we fail to comply with certain of our obligations under the registration rights agreement, liquidated damages will be payable on the notes.  See "Description of the Notes -
                                              Registration Rights."

Trading Market.........................       The notes issued in the initial private placement are eligible for trading in the PORTAL system.  However, notes sold using this prospectus will no longer be eligible for trading in the PORTAL system.  We do not intend to list the notes on any other national securities exchange or automated quotation system.  Our common stock trades on the New York Stock Exchange under the symbol "VGR".

Risk Factors...........................       Investment in the notes and the underlying common stock involves a high degree of risk.  Therefore, you should carefully consider all information in this prospectus and in particular the matters set forth in the section
                                              "Risk Factors".
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                                  RISK FACTORS

         Before you invest in our securities, you should be aware that we are subject to various risks, including the ones listed below, the occurrence of any of which could materially adversely affect our business, financial condition and results of operations. You should carefully consider these risk factors as well as the other information included and incorporated by reference in this prospectus in evaluating an investment in our securities.

                            RISKS RELATING TO VECTOR

WE AND OUR SUBSIDIARIES WILL HAVE A SUBSTANTIAL AMOUNT OF INDEBTEDNESS, WHICH COULD PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER THE NOTES

         We and our subsidiaries have significant indebtedness and debt service obligations. At June 30, 2001, after giving pro forma effect to the offering of the notes, we and our subsidiaries would have had total outstanding indebtedness of $281.9 million. The notes are junior to all of our senior indebtedness and effectively junior to all liabilities of our subsidiaries. In addition, subject to the terms of any future agreements, we and our subsidiaries will be able to incur additional indebtedness in the future. There is a risk that we will not be able to generate sufficient funds to repay our debts, including our obligations under the notes. If we cannot service our fixed charges, it would significantly harm us and the value of the notes and our common stock.

WE ARE A HOLDING COMPANY AND DEPEND ON CASH PAYMENTS FROM SUBSIDIARIES WHICH ARE SUBJECT TO CONTRACTUAL AND OTHER RESTRICTIONS

         We are a holding company and have no operations of our own. We hold our interests in our various businesses through our wholly-owned subsidiary, VGR Holding. In addition to our own cash resources, our ability to pay interest on the notes depends on the ability of VGR Holding to make cash available to us. The purchase agreement for the VGR Holding 10% senior secured notes due 2006 contains covenants which limit the ability of VGR Holding to make distributions to us to 50% of VGR Holding's net income, unless VGR Holding holds cash of $50 million after giving effect to the payment of the distribution. VGR Holding's ability to pay dividends to us depends primarily on the ability of Liggett, our wholly owned subsidiary, and New Valley, in which we indirectly hold an approximately 56% interest, to generate cash and make it available to VGR Holding. Liggett's revolving credit agreement prohibits Liggett from paying cash dividends to VGR Holding unless Liggett's borrowing availability exceeds $5 million for the thirty days prior to payment of the dividend, and immediately after giving effect to the dividend, and it is in compliance with the covenants in the credit facility, including an adjusted net worth and working capital requirement.

         As the controlling New Valley stockholder, we must deal fairly with New Valley, which may limit its ability to enter into transactions with New Valley that result in the receipt of cash from New Valley and to influence New Valley's dividend policy. In addition, since we indirectly own only approximately 56% of the common shares of New Valley, a significant portion of any cash and other assets distributed by New Valley will be received by persons other than us and our subsidiaries.

         Our receipt of cash payments, as dividends or otherwise, from our subsidiaries is an important source of our liquidity and capital resources. If we do not have sufficient cash resources of our own and do not receive payments from our subsidiaries in an amount sufficient to repay our debts, we must obtain additional funds from other sources. There is a risk that we will not be able to



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obtain additional funds at all or on terms acceptable to us. Our inability to service these obligations would significantly harm us and the value of the notes and our common stock.

LIGGETT FACES INTENSE COMPETITION IN THE DOMESTIC TOBACCO INDUSTRY

         Liggett is considerably smaller and has fewer resources than all its major competitors and as a result has a more limited ability to respond to market developments. Published industry sources indicate that the three largest manufacturers control approximately 85.2% of the United States cigarette market. Philip Morris Companies Inc. is the largest and most profitable manufacturer in the market, and its profits are derived principally from its sale of premium cigarettes. Based on published industry sources, Liggett's management believes that Philip Morris had approximately 60.7% of the premium segment and 50.5% of the total domestic market during 2000. During 2000, Liggett's share of the premium cigarette segment was 0.2%, and its share of the total domestic cigarette market was 1.5%. Philip Morris and RJR, the two largest cigarette manufacturers, have historically, because of their dominant market share, been able to determine cigarette prices for the various pricing tiers within the industry. The other cigarette manufacturers historically have brought their prices into line with the levels established by the two major manufacturers.

LIGGETT'S BUSINESS IS HIGHLY DEPENDENT ON THE DISCOUNT CIGARETTE SEGMENT

         Liggett depends more on sales in the discount cigarette segment of the market, relative to the full-price premium segment, than its major competitors. Approximately 89% of Liggett's net sales in 2000 were generated in the discount segment. The discount segment is highly competitive with consumers having less brand loyalty and placing greater emphasis on price. While the four major manufacturers all compete with Liggett in the discount segment of the market, the strongest competition for market share has recently come from a group of small manufacturers, most of which are producing low quality, deep discount cigarettes. While Liggett's share of the discount market increased from 3.9% in 1999 to 5.3% in 2000, published industry sources indicate that these smaller manufacturers' total market share increased from 8.8% to 13.8% due to their increased competitive discounting. If the discount market pricing continues to be impacted by these smaller manufacturers, margins in Liggett's largest market segment could be negatively affected, which in turn could negatively affect our ability to meet payment obligations under the notes and the value of our common stock.

LIGGETT'S MARKET SHARE HAS DECLINED IN RECENT PERIODS

         Liggett has suffered a substantial decline in unit sales and associated market share in recent years, although Liggett's unit sales and market share increased during 2000 and the first half of 2001. This market share erosion resulted in part from its highly leveraged capital structure that existed until December 1998 and Liggett's limited ability to match other competitors' wholesale and retail trade programs, obtain retail shelf space for its products and advertise its brands. The decline in recent years also resulted from adverse developments in the tobacco industry, intense competition and changes in consumer preferences. Based on published industry sources, Liggett's management believes that Liggett's overall domestic market share during 2000 was 1.5%, compared with 1.2% for 1999 and 1.3% for 1998. Based on published industry sources, Liggett's management believes that Liggett's share of the premium segment during 2000 was 0.2%, down from 0.3% in 1999 and 0.5% in 1998, and its share of the discount segment during 2000 was 5.3%, up from 3.9% in 1999 and 3.5% for 1998. As adjusted for the Philip Morris brand transaction, Liggett's share of the premium segment during 1998 was 0.2%. If Liggett's market share declines, Liggett's sales volume, operating income and cash flows could be negatively affected, which in turn could negatively affect our ability to meet payment obligations under the notes and the value of our common stock.

THE DOMESTIC CIGARETTE INDUSTRY HAS EXPERIENCED DECLINING UNIT SALES IN RECENT PERIODS

         Industry-wide shipments of cigarettes in the United States have been steadily declining for a number of years, although published industry sources estimate that domestic industry-wide shipments increased by approximately 0.1% in 2000. Published industry sources estimate that domestic industry-wide shipments decreased by approximately 9% in 1999 compared to 1998. While Liggett's domestic shipments increased 22.9% in 2000, Liggett's unit sales volume in 1999 decreased more significantly (11.3%) than the overall domestic market without giving effect to the Philip Morris transaction. Liggett's management believes that industry-wide shipments of cigarettes in the United States will continue to decline as a result of numerous factors. These factors include health considerations, diminishing social acceptance of smoking and legislative limitations on smoking in public places, federal and state excise tax increases and settlement-related expenses which have contributed to large cigarette price increases. If this decline in industry shipments continues and Liggett is unable to capture market share from its competitors, or if the industry is unable to offset the decline in unit sales with price increases, Liggett's sales volume, operating income and cash flows could be negatively affected, which in turn could negatively affect our ability to meet payment obligations under the notes and the value of our common stock.

LITIGATION AND REGULATION WILL CONTINUE TO HARM THE TOBACCO INDUSTRY

         The cigarette industry continues to be challenged on numerous fronts. New cases continue to be commenced against Liggett and other cigarette manufacturers. As of June 30, 2001, there were approximately 311 individual suits, 40 purported class actions and 117 governmental and other third-party payor health care reimbursement actions pending in the United States in which Liggett was a named defendant. In addition to these cases, during 2000, an action against cigarette manufacturers involving approximately 1,200 named individual plaintiffs was consolidated before a single West Virginia state court. Liggett is a defendant in most of the cases pending in West Virginia. Approximately 38 other purported class action complaints have been filed against the cigarette manufacturers for alleged antitrust violations. As new cases are commenced, the costs associated with defending these cases and the risks relating to the inherent unpredictability of litigation continue to increase.

         An unfavorable verdict was returned in the first phase of the ENGLE smoking and health class action trial pending in Florida. In July 2000, the jury awarded $790 million in punitive damages against Liggett, in the second phase of the trial, and the court entered an order of final judgment. Liggett intends to pursue all available post-trial and appellate remedies. If this verdict is not eventually reversed on appeal, or substantially reduced by the court, it will have a material adverse effect on us. Liggett has filed the $3.45 million bond required under recent Florida legislation which limits the size of any bond required, pending appeal, to stay execution of a punitive damages verdict. On May 7, 2001, Liggett reached an agreement with the class in the ENGLE case, which will provide assurance to Liggett that the stay of execution, currently in effect under the Florida bonding statute, will not be lifted or limited at any point until completion of all appeals, including to the United States Supreme Court. As required by the agreement, Liggett paid $6.27 million into an escrow account to be held for the benefit of the ENGLE class, and released, along with Liggett's existing $3.45 million statutory bond, to the court for the benefit of the class upon completion of the appeals process, regardless of the outcome of the appeal. It is possible that additional cases could be decided unfavorably and that there could be further adverse developments in the ENGLE case. Management cannot predict the cash requirements related to any future settlements and judgments, including cash required to bond any appeals, and there is a risk that those requirements will not be able to be met.

         In recent years, there have been a number of restrictive regulatory actions from various Federal administrative bodies, including the United States Environmental Protection Agency and the Food and Drug Administration. There have also been adverse political decisions and other unfavorable developments concerning cigarette smoking and the tobacco industry, including the commencement and certification of class actions and the commencement of third-party payor actions. These developments generally receive widespread media attention. We are not able to evaluate the effect of these developing matters on pending litigation or the possible commencement of additional litigation, but our consolidated financial position, results of operations or cash flows could be materially adversely affected by an unfavorable outcome in any smoking-related litigation.

LIGGETT HAS SIGNIFICANT SALES TO A SINGLE CUSTOMER

         In 2000, 33.8% of Liggett's net sales, 38.1% of Liggett's net sales in the discount segment and 24.6% of our consolidated revenues were to Liggett's largest customer. Liggett's contract with this customer was recently extended through March 31, 2005. If this customer discontinues its relationship with Liggett or experiences financial difficulties, Liggett's results of operations could be materially adversely affected.

EXCISE TAX INCREASES MAY ADVERSELY AFFECT CIGARETTE SALES

         As part of the 1997 budget agreement approved by Congress, federal excise taxes on a pack of cigarettes, which are currently 34 cents, were increased at the beginning of 2000 and will rise five cents more in the year 2002. In general, excise taxes and other taxes on cigarettes have been increasing. These taxes vary considerably and, when combined with sales taxes and the current federal excise tax, may be as high as $1.90 per pack in a given locality in the United States. Congress has considered significant increases in the federal excise tax or other payments from tobacco manufacturers, and increases in excise and other cigarette-related taxes have been proposed at the state and local levels. A substantial federal or state excise tax increase could accelerate the trend away from smoking and could have an unfavorable effect on Liggett's sales and profitability.

VECTOR TOBACCO IS SUBJECT TO RISKS INHERENT IN NEW PRODUCT DEVELOPMENT
INITIATIVES

         We plan to make significant investments in Vector Tobacco's development projects in the tobacco industry. Vector Tobacco is in the business of developing new cigarette products designed to both reduce cancer causing agents in cigarettes to below the level that has been shown to produce carcinomas in animal experiments and to be virtually free of nicotine. These initiatives are subject to high levels of risk, uncertainties and contingencies, including the challenges inherent in new product development. Vector Tobacco's new OMNI product is subject to independent laboratory verification of the reduction of PAHs and TSNAs in the product prior to launch. There is a risk that investments in Vector Tobacco will harm our profitability (if any) or liquidity or cash flow.

         The substantial risks facing Vector Tobacco include:

         RISKS OF MARKET ACCEPTANCE OF THE NEW PRODUCTS. Vector Tobacco has conducted limited testing of cigarettes produced from tobacco genetically modified to produce a virtually nicotine-free and TSNA-free cigarette. Virtually nicotine-free and TSNA-free or low PAH cigarettes may not be accepted ultimately by adult smokers. Adult smokers may decide not to purchase cigarettes made with virtually nicotine-free and TSNA-free or low PAH tobaccos due to taste or other preferences, or due to the use of genetically modified tobacco or the virtual absence of nicotine.

         COMPETITION FROM OTHER CIGARETTE MANUFACTURERS WITH GREATER RESOURCES. The cigarette industry is highly competitive. Vector Tobacco's competitors generally have substantially greater resources than Vector Tobacco has, including financial, marketing and personnel resources. Other major tobacco companies have stated that they are working on reduced risk, "safer" cigarette products and have made publicly available only limited additional information concerning their activities at this time. There is a substantial likelihood that other major tobacco companies will introduce products that are designed to compete directly with Vector Tobacco's virtually nicotine-free and TSNA-free and low PAH product candidates.

         POTENTIAL DISPUTES CONCERNING INTELLECTUAL PROPERTY. Vector Tobacco's ability to commercially exploit its proprietary technology for its virtually nicotine-free and TSNA-free and low PAH products depends in large part on its ability to obtain and defend issued patents, to obtain further patent protection for the technology in the United States and other jurisdictions, and to operate without infringing on the patents and proprietary rights of others both in the United States and abroad. Additionally, it must be able to obtain appropriate licenses to patents or proprietary rights held by third parties if infringement would otherwise occur, both in the United States and in foreign countries.

         Intellectual property rights, including Vector Tobacco's patents (owned or licensed), involve complex legal and factual issues. Any conflicts resulting from third party patent applications and granted patents could significantly limit Vector Tobacco's ability to obtain meaningful patent protection or to commercialize its technology. If necessary patents currently exist or are issued to other companies that contain competitive or conflicting claims, Vector Tobacco may be required to obtain licenses to these patents or to develop or obtain alternative technology. Licensing agreements, if required, may not be available on acceptable terms or at all. If licenses are not obtained, Vector Tobacco could be delayed in or prevented from pursuing the development or commercialization of its new cigarette products. Any alternative technology, if feasible, could take several years to develop.

         Litigation which could result in substantial cost may also be necessary to enforce any patents to which Vector Tobacco has rights, or to determine the scope, validity and unenforceability of other parties' proprietary rights which may affect its rights. Vector Tobacco may also have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine the priority of an invention or opposition proceedings in foreign counties or jurisdictions, which could result in substantial costs. There is a risk that its licensed patents would not be held valid by a court or administrative body or that an alleged infringer would not be found to be infringing. The mere uncertainty resulting from the institution and continuation of any technology-related litigation, interference proceedings or oppositions could have a material and adverse effect on Vector Tobacco's business, operating results and prospects.

         Vector Tobacco may also rely on unpatented trade secrets and know-how to maintain its competitive position, which it seeks to protect, in part, by confidentiality agreements with employees, consultants, suppliers and others. There is a risk that these agreements will be breached or terminated, that Vector Tobacco will not have adequate remedies for any breach, or that its trade secrets will otherwise become known or be independently discovered by competitors.

         DEPENDENCE ON KEY SCIENTIFIC PERSONNEL. Vector Tobacco's business depends for its continued development and growth on the continued services of key scientific personnel. The loss of Dr. Robert Bereman, Vice President of Chemical Research, or Dr. Mark A. Conkling, Vice President of Genetic Research, could have a serious negative impact upon Vector Tobacco's business, operating results and prospects.

         ABILITY TO RAISE CAPITAL AND MANAGE GROWTH OF BUSINESS. If Vector Tobacco succeeds in introducing to market and increasing consumer acceptance for its new cigarette product candidates, Vector Tobacco will be required to obtain significant amounts of additional capital and manage substantial volume from its customers. There is a risk that adequate amounts of additional capital will not be available to Vector Tobacco to fund the growth of its business. To accommodate growth and compete effectively, Vector Tobacco will also be required to attract, integrate, motivate and retain additional highly skilled sales, technical and other employees. Vector Tobacco will face competition for these people. Its ability to manage volume also will depend on its ability to scale up its tobacco processing, production and distribution operations. There is a risk that it will not succeed in scaling its processing, production and distribution operations and that its personnel, systems, procedures and controls will not be adequate to support its future operations.

         POTENTIAL DELAYS IN OBTAINING ANY NECESSARY GOVERNMENT APPROVALS. Vector Tobacco's business may become subject to extensive domestic and international government regulation. Various proposals have been made for federal, state and international legislation to regulate cigarette manufacturers. The ultimate outcome of these proposals cannot be predicted. It is possible that laws and regulations may be adopted covering issues like the manufacture, sale, distribution and labeling of tobacco products as well as any health claims associated with new, less hazardous cigarette products and the use of genetically modified tobacco. A system of regulation by agencies like the Food and Drug Administration, the Federal Trade Commission or the United States Department of Agriculture may be established. Any new laws or regulations of this type could significantly delay Vector Tobacco's introduction of its new products to market or may require it to incur significant expense in complying with any new regulation or in obtaining any necessary government approvals.

         POTENTIAL DELAYS IN OBTAINING TOBACCO, OTHER RAW MATERIALS AND ANY TECHNOLOGY NEEDED TO PRODUCE NEW PRODUCTS. Vector Tobacco is dependent on third parties to produce tobacco and other raw materials that Vector Tobacco will require to manufacture its new product candidates. In addition, the growing of new tobacco and new seeds is subject to adverse weather conditions. Vector Tobacco may also need to obtain licenses to technology subject to patents or proprietary rights of third parties to produce its products. The failure by such third parties to supply Vector Tobacco with tobacco, other raw materials and technology on commercially reasonable terms, or at all, in the absence of readily available alternative sources, would have a serious negative impact on Vector Tobacco's business, operating results and prospects. There is also a risk that interruptions in the supply of these materials and technology may occur in the future. Any interruption in their supply could have a serious negative impact on Vector Tobacco.

NEW VALLEY IS SUBJECT TO RISKS RELATING TO THE INDUSTRIES IN WHICH IT OPERATES

         THE SECURITIES INDUSTRY. As a broker-dealer, Ladenburg is subject to uncertainties endemic to the securities industry. These uncertainties include the volatility of domestic and international financial, bond and stock markets, as demonstrated by recent disruptions in the financial markets, extensive governmental regulation, litigation, intense competition and substantial fluctuations in the volume and price level of securities. Ladenburg also depends on the solvency of various counterparties. As a result, revenues and earnings may vary significantly from quarter to quarter and from year to year. In periods of low volume, profitability is impaired because expenses remain relatively fixed. Ladenburg is much smaller and has much less capital than many competitors in the securities industry. The securities industry has experienced significant consolidation in recent years among industry participants. Many of Ladenburg's competitors are substantially larger than Ladenburg in terms of capital, employees and distribution and marketing resources.

         RISKS OF REAL ESTATE DEVELOPMENT PROJECTS. New Valley is engaged in a variety of real estate development projects in Russia. Development projects are subject to special risks including potential increase in costs, inability to meet deadlines which may delay the timely completion of projects, reliance on contractors who may be unable to perform and the need to obtain various governmental and third party consents.

         RISKS RELATING TO RUSSIAN REAL ESTATE OPERATIONS. New Valley has significant real estate development operations in Russia. These operations are subject to a high level of risk.

         In its on-going transition from a centrally-controlled economy under communist rule, Russia has experienced dramatic political, social and economic upheaval. There is a risk that further reforms necessary to complete this transition will not occur. In August 1998, the economy of the Russian Federation entered a period of even greater economic instability which has continued since that time. The country's currency continues to devalue. There is continued volatility in the debt and equity markets, and hyperinflation persists. Confidence in the banking sector has yet to be restored, and there continues to be a general lack of liquidity in the economy. In addition, New Valley may be harmed by regulatory, political and legal developments beyond the control of companies operating in the Russian Federation, including:

         o  diplomatic developments,

         o  decisions of international lending organizations,

         o  regional tensions,

         o  currency repatriation restrictions,

         o  foreign exchange fluctuations,

         o an undeveloped system of commercial laws, including laws on real estate titles and mortgages, and a relatively untested judicial system,

         o an evolving taxation system subject to constant changes which may be applied retroactively and subject to varying interpretations by tax authorities which may not coincide with that of management and can result in assessments of additional taxes, penalties and interest, which can be significant, and

         o other legal developments and, in particular, the risks of expropriation, nationalization and confiscation of assets and changes in legislation relating to foreign ownership.

         As a result of the recent economic difficulties in the Russian economy, New Valley took a charge of $11.6 million in 1999 for a permanent impairment in the value of the site for the proposed Ducat Place III office building and related goodwill. The uncertainties in Russia may also impair New Valley's ability to complete planned financing and investing activities. The development of the Russian properties will require significant amounts of debt and other financing. In acquiring its interest in the Kremlin sites, BrookeMil Ltd., a wholly-owned subsidiary of New Valley, agreed with the City of Moscow to invest an additional $22 million by May 2000 in the development of the property. In April 2000, one of New Valley's joint ventures with Apollo, Western Realty Repin, arranged short-term financing to fund the investment. Under the terms of the investment, BrookeMil is required to use this financing amount to make construction expenditures on the site by June 2002. Failure to make the expenditures could result in the forfeiture of a 34.8% interest in one of the sites. New Valley is considering potential financing alternatives on behalf of the joint ventures. However, given the recent economic turmoil in Russia, there is a risk that financing will not be available on acceptable terms. Failure to obtain sufficient capital for the projects would force the joint ventures to curtail or delay their projects.

NEW VALLEY'S POTENTIAL INVESTMENTS ARE UNIDENTIFIED AND MAY NOT SUCCEED

         New Valley currently holds a significant amount of marketable securities and cash not committed to any specific investments. This subjects you to increased risk and uncertainty because you will not be able to evaluate how this cash will be invested and the economic merits of particular investments. There may be substantial delay in locating suitable investment opportunities. In addition, New Valley may lack relevant management experience in the areas in which New Valley may invest. There is a risk that New Valley will fail in targeting, consummating or effectively managing any of these investments.

WE DEPEND ON OUR KEY PERSONNEL

         We depend on the efforts of our executive officers and other key personnel. While we believe that we could find replacements for these key personnel, the loss of their services could have a significant adverse effect on our operations. We do not maintain key-man life insurance for any of our personnel.

                  RISKS RELATING TO THE NOTES AND COMMON STOCK

YOUR RIGHT TO RECEIVE PAYMENTS ON THE NOTES IS SUBORDINATED TO OUR SENIOR DEBT AND EFFECTIVELY SUBORDINATED TO THE OBLIGATIONS OF OUR SUBSIDIARIES

         The notes are general, unsecured obligations, subordinated in right of payment to all of our existing and future senior debt and effectively subordinated to all existing and future liabilities (including trade payables or judgment creditors) of our subsidiaries. This means that if we become insolvent, file for bankruptcy, reorganize our business or close down, we will have to repay all of the debt senior to the notes before we can pay the amounts we owe to you. If we default on payments due on any of our senior debt, or if our debt under the notes is accelerated because we have violated a covenant in the indenture governing the notes, we must repay all of our senior debt before we repay you. If any of these things happen, our assets may not be sufficient to repay all of the debt we owe to you. The indenture permits us and our subsidiaries to incur additional senior or other debt or liabilities.

         In addition to our own cash resources, we will rely on cash payments from our subsidiaries to fund our obligations, including payments on the notes. VGR Holding's note purchase agreement and Liggett's revolving credit agreement contain significant restrictions on their respective ability to make distributions to us. The purchase agreement for the VGR Holding senior secured notes contains covenants which limit the ability of VGR Holding to make distributions to us to 50% of VGR Holding's net income, unless VGR Holding holds cash of $50 million after giving effect to the payment of the distribution. Liggett's revolving credit agreement prohibits Liggett from paying dividends to VGR Holding unless Liggett's borrowing availability exceeds $5 million for the thirty days prior to payment of the dividend, and immediately after giving effect to the dividend, and it is in compliance with the covenants in the credit facility, including an adjusted net worth and working capital requirement. These VGR Holding and Liggett agreements and other future debt agreements may not permit our subsidiaries to distribute enough cash to us to allow us to make all payments on the notes, even in the case of an event of default under the notes. Additionally, the notes issued by VGR Holding are secured by the stock of all VGR Holding's subsidiaries, including Liggett and New Valley. As a result, if VGR Holding defaults on payment under the notes, the holders of the VGR Holding notes will have priority as to these assets.

THE INDENTURE DOES NOT CONTAIN FINANCIAL COVENANTS AND DOES NOT RESTRICT THE INCURRENCE OF DEBT BY US OR OUR SUBSIDIARIES AND, AS A RESULT, OUR SUBSIDIARIES CAN INCUR ADDITIONAL INDEBTEDNESS OR ENTER INTO OTHER AGREEMENTS THAT RESTRICT THE PAYMENT OF DIVIDENDS TO US

         The indenture does not contain any financial covenants or restrictions prohibiting the incurrence of indebtedness, including senior indebtedness, by us, or the incurrence of any indebtedness by our subsidiaries. The indenture also does not prohibit our subsidiaries from entering into agreements that restrict the subsidiaries' ability to pay dividends or make other cash distributions to us. In addition, the indenture does not restrict the payment of dividends or the issuance or repurchase of securities by us. The indenture does not contain any covenants or other provisions to afford protection to holders of the notes in the event of a highly leveraged transaction, reorganization, restructuring, merger, spin-off or similar transaction that may adversely affect holders of the notes except to the extent described under "Description of Notes
- Repurchase of Notes at Your Option Upon a Change of Control". The term "change of control" is limited to certain specified transactions and may not include other events that may involve an actual change of control of our company.

WE MAY NOT HAVE THE ABILITY TO RAISE THE FUNDS NECESSARY TO FINANCE THE CHANGE OF CONTROL OFFER REQUIRED BY THE INDENTURE

         Upon the occurrence of a change of control, we will be required to offer to repurchase the notes at a premium. If a change of control were to occur, there can be no assurance that we would have sufficient financial resources, or would be able to arrange financing, to pay the purchase price for all notes tendered by holders thereof. In addition, our repurchase of the notes as a result of a change of control may be prohibited or limited by, or create an event of default under, the terms of other agreements related to borrowings which we or our subsidiaries may enter into from time to time. Our failure to repurchase tendered notes would constitute an event of default under the indenture.

A PUBLIC TRADING MARKET FOR THE NOTES MAY NOT DEVELOP

         Prior to the initial private placement, there was no public market for these notes. The notes issued in the initial private placement are eligible for trading in the PORTAL system. However, the notes resold using this prospectus will no longer trade in the PORTAL system. We do not intend to list the notes on any national securities exchange or automated quotation system. If any of the notes are traded, they may trade at a discount from their initial offering price. The trading price of the notes may depend on prevailing interest rates, the market for similar securities and other factors, including economic conditions and our financial condition, performance and prospects.

WE AND NEW VALLEY HAVE MANY POTENTIALLY DILUTIVE SECURITIES OUTSTANDING

         We have outstanding warrants expiring in 2003 to purchase 286,561 shares of our common stock, at a price of $4.32 per share. In 1998, we granted options expiring in 2003 for shares of our common stock, at a price of $5.18 per share, to a law firm that represents us, Liggett and New Valley, of which options for 591,281 shares are currently outstanding and exercisable. At June 30, 2001, we had outstanding options granted to employees to purchase 10,305,018 shares of its common stock, at prices ranging from $.87 to $35.43 per share, of which options for 4,331,948 shares are exercisable during 2001. The issuance of these shares will cause dilution which may adversely affect the market price of our common stock. The availability for sale of significant quantities of our common stock could adversely affect the prevailing market price of the stock.

         As part of New Valley's recapitalization, a total of 17,898,629 warrants to purchase common shares were issued to New Valley's stockholders. The potential issuance of common shares on exercise of the warrants would increase the number of New Valley's common shares outstanding by more than 80% and decrease our holdings.

OUR STOCK PRICE HAS BEEN VOLATILE

         The trading price of our common stock has fluctuated widely, ranging between $12.56 and $43.81 per share over the past 52 weeks. The overall market and the price of our common stock may continue to fluctuate greatly. The trading price of our common stock may be significantly affected by various factors, including:

         o  the depth and liquidity of the trading market for our common stock,

         o  quarterly variations in its actual or anticipated operating results,

         o changes in investors' and analysts' perceptions of the business and legal risks facing us and the tobacco industry,

         o  changes in estimates of our earnings by investors and analysts, and

         o  announcements or activities by our competitors.

WE WILL HAVE BROAD DISCRETION WITH RESPECT TO THE USE OF PROCEEDS FROM OUR JULY 2001 NOTE OFFERING

         The net proceeds of our July 2001 note offering were approximately $166 million. Our management will retain broad discretion as to the use and allocation of the proceeds. Accordingly, you will not have the opportunity to evaluate the economic, financial and other relevant information that we may consider in the application of the net proceeds.

                           FORWARD LOOKING STATEMENTS

         In addition to historical information, this prospectus contains "forward-looking statements" within the meaning of the federal securities law. Forward-looking statements include information relating to our intent, belief or current expectations, primarily with respect to, but not limited to:

         o  the use of the proceeds from our July 2001 note offering,

         o  economic outlook,

         o  capital expenditures,

         o  cost reduction,

         o  cash flows,

         o  operating performance,

         o  litigation, and

         o related industry developments (including trends affecting our business, financial condition and results of operations).

         We identify forward-looking statements in this prospectus by using words or phrases such as "anticipate", "believe", "estimate", "expect", "intend", "may be", "objective", "plan", "predict", "project" and "will be" and similar words or phrases or their negatives.

         The forward-looking information involves important risks and uncertainties that could cause our actual results, performance or achievements to differ materially from our anticipated results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include the risk factors discussed above under "Risk Factors" and in "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference into this prospectus.

         Although we believe the expectations reflected in these forward-looking statements are based on reasonable assumptions, there is a risk that these expectations will not be attained and that any deviations will be material. We disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this prospectus to reflect any changes in its expectations or any change in events, conditions or circumstances on which any statement is based.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale by any selling securityholder of the notes or the shares of common stock issuable upon conversion of the notes.

                       RATIO OF EARNINGS TO FIXED CHARGES

            The ratio of earnings to fixed charges for each of the periods indicated is as follows:


                                                                                        SIX MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,                    JUNE 30,
                                            ----------------------------------------    -----------------
                                            1996     1997     1998     1999     2000    2000     2001
                                            ----     ----     ----     ----     ----    ----     ----
         Ratio of earnings to fixed
         charges (1)                          --       --       --     6.3x     8.8x    1.4x     4.7x

----------------

(1) For purposes of computing the ratio of earnings to fixed charges, earnings include pre-tax income (loss) from continuing operations and fixed charges less capitalized interest, as adjusted for the full amount of losses of a majority-owned subsidiary but only our share of such subsidiary's income. Earnings are also adjusted to exclude equity in losses of affiliates. Fixed charges consist of interest expense, capitalized interest, a portion of rental expense (which we believe to be representative of the interest factor of rental payments) and amortization of debt issuance costs. Earnings were insufficient to cover fixed charges by approximately $62.7 million in 1996, $24.3 million in 1997 and $7.4 million in 1998. Excluding non-recurring pre-tax gains of $294.1 million in 1999 and $245.5 million in 2000, the ratio of earnings to fixed charges would have been 1.5x in 1999 and 1.4x in 2000.

                            DESCRIPTION OF THE NOTES

         Set forth below is a summary of certain provisions of the notes. The notes were issued pursuant to an indenture, dated as of July 5, 2001, by and between us and U.S. Bank Trust National Association, as trustee. The following summary of the notes and the indenture does not purport to be complete and is subject to and is qualified by reference to all of the provisions of the indenture, including the definitions of certain terms used in the indenture. Copies of the indenture may be obtained from us upon request. As used in this section, references to "us", "we", "our" or the "Company" refer to Vector Group Ltd., exclusive of its subsidiaries. Whenever particular provisions or defined terms of the indenture (or the form of note which is a part thereof) are referred to in this summary, such provisions or defined terms are incorporated by reference as a part of the statements made and such statements are qualified in their entirety by such reference.

GENERAL

         The notes are our general unsecured obligations, limited in aggregate principal amount to $172,500,000. Our payment obligations under the notes are subordinated in right of payment to all of our existing and future senior indebtedness, as described under "Subordination" below. The notes have been issued only in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof.

         The notes will mature on July 15, 2008 unless earlier redeemed or repurchased. The notes will bear interest at the rate of 6 1/4% per annum from July 5, 2001, their date of issuance, or, if interest has already been paid, from the date it was most recently paid. We will pay interest semi-annually in cash in arrears on January 15 and July 15 of each year, commencing January 15, 2002 to the persons in whose names such notes are registered at the close of business on January 1 and July 1 immediately preceding the interest payment dates. Principal, premium, if any, and interest on the notes will be payable, and the notes will be convertible or may be presented for registration of transfer or exchange, at our office or agency in New York, New York. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

         At our option, payment of interest may be made by check mailed to you at your address as set forth upon our registry books. No service charge will be made for any registration of transfer or conversion of notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Until otherwise designated by us, our office or agency will be the corporate trust office of the trustee presently located at 100 Wall Street, Suite 1600, New York, New York 10005.

         The indenture does not contain any financial covenants or any restrictions on our payment of dividends, our issuance or repurchase of our securities or our incurrence of indebtedness, including senior indebtedness. The indenture contains no covenants or other provisions to afford you protection in the event of a highly leveraged transaction or a change of control of us, except to the limited extent described under "Repurchase of Notes at Your Option Upon a Change of Control".

CONVERSION RIGHTS

         You will have the right to convert any portion of the principal amount of the notes at any time prior to the close of business on the maturity date of the notes, unless previously redeemed or repurchased. The conversion price for the notes on the date of this prospectus is $34.41 per share, and is subject to adjustment as described below. The initial conversion price of $36.531 per share of common stock and the initial conversion rate of 27.374 shares per $1,000 principal amount of notes have been adjusted to reflect a cash dividend of $0.40 per share of common stock and a 5% stock dividend paid by us on September 28, 2001. The conversion price is subject to further adjustment upon the occurrence of certain events as set forth below.

         You may convert your notes in part so long as the part converted is $1,000 or an integral multiple of $1,000. Except as set forth immediately below, your right to convert notes called for redemption or delivered for repurchase and not withdrawn will terminate at the close of business on the business day immediately prior to the redemption date or repurchase date, unless we subsequently fail to pay the applicable redemption price or repurchase price.

         In the event a redemption date occurs on an interest payment date, conversion rights will expire at the close of business on the applicable redemption date. In such cases and, in the event notes are converted on an interest payment date, the interest due on the interest payment date will be paid to the holder converting on that date and the converting holder will not be required to repay that amount. The effect of this clause is to ensure that in the event of a redemption on an interest payment date we will be required to pay and the converting holder will be entitled to receive and keep the economic value of the interest payment due on that date.

         In the event your notes have been converted into common stock after any record date, but on or before the next interest payment date, interest shall be payable on the interest payment date notwithstanding the conversion, and except as provided above, the interest shall be paid to the holder of the note who was a holder on the record date. If you submit any notes for conversion after any record date but before the next interest payment date (other than notes called for redemption), you must also submit payment of an amount equal to the interest payable on the interest payment date on the principal amount of notes being surrendered for conversion, but no payment shall be required with respect to interest payable on the redemption date. We will not issue any fractional shares of common stock upon conversion. Instead, we will pay you an appropriate amount in cash based on the market price of common stock (determined in accordance with the indenture) at the close of business on the day of conversion. As a result of the foregoing provisions, holders who surrender notes for conversion on a date that is not an interest payment date will not receive any interest for the period from the interest payment date next preceding the date of conversion to the date of conversion or for any later period, except for notes that are called for redemption on a redemption date between a record date and the corresponding interest payment date as provided above.

         Except as provided below, the conversion price will be subject to adjustment following the issuance of the notes upon certain events, including:

         (a) any payment of a cash dividend or distribution on our common stock (excluding distributions in mergers and consolidations to which the penultimate paragraph of this section applies),

         (b) the issuance of shares of our common stock as a dividend or distribution on any class of our capital stock,

         (c) any issuance to all or substantially all holders of common stock of rights, options or warrants entitling them to subscribe for or purchase common stock at less than the then current market price of common stock (determined in accordance with the indenture), except that if such rights, options or warrants are only exercisable upon the occurrence of certain triggering events, then the conversion price will not be adjusted until such triggering events occur,

         (d) certain subdivisions, combinations or reclassifications of the outstanding common stock,

         (e) any distribution to all or substantially all holders of common stock of evidences of indebtedness, shares of capital stock (other than common stock), or other non-cash assets (including securities, but excluding those dividends, rights, options, warrants and distributions referred to above and distributions in connection with the liquidation, dissolution or winding up of the Company and excluding distributions in mergers and consolidations to which the penultimate paragraph of this section applies), and

          (f) the completion of a tender offer made by us or any of our subsidiaries for our common stock to the extent that the aggregate consideration, together with any cash and other consideration payable in a tender offer by us or any of our subsidiaries for our common stock expiring within the 12 months preceding the expiration of such tender offer in respect of which no adjustment has been made exceeds 10% of our market capitalization on the expiration of such tender offer.

         Cash dividends or distributions paid on our common stock in excess of three times (the "Maximum Amount") the amount equal to $1.60, as adjusted for stock splits and similar events (the "Base Amount") in any four-quarter period, commencing with the four-quarter period beginning July 1, 2001 and ending June 30, 2002, will not adjust the conversion price, but will be paid to you in cash on a per share basis as if your notes had been converted to common stock immediately prior to the declaration of the dividend using the conversion price then in effect; PROVIDED, HOWEVER, that if we pay cash dividends or distributions in any four quarter period that are less than the Maximum Amount, the difference between the amount we actually paid and the Maximum Amount will roll forward to future four quarter periods such that they will increase the amount we may pay in excess of the Maximum Amount before you will receive a cash payment; PROVIDED FURTHER that the Base Amount may be increased for a particular four quarter period and reset to an increased amount, which increased amount shall be equal to the amount of such dividends or distributions paid in the prior four quarter period.

         No adjustment of the conversion price will be required to be made until the cumulative adjustments amount to one percent or more of the conversion price as last adjusted and we will carry forward any adjustment we do not make and will include it in any future adjustment, PROVIDED, HOWEVER that any cash dividend or distribution in (a) above will reduce the conversion price by the exact amount of such cash dividend or distribution.

         From time to time and to the extent permitted by law, we may reduce the conversion price by any amount for any period of at least 20 business days, if the Board of Directors has made a determination that such reduction would be in our best interests, which determination shall be conclusive. If we do so, we will give you and the trustee at least 15 days notice of such reduction. We may, at our option, make such reductions in the conversion price, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for United States federal income tax purposes. See "Certain Federal Income Tax Consequences".

         In case of any reclassification or change of outstanding shares of common stock issuable upon conversion of the notes (other than certain changes in par value) or consolidation or merger of the Company with or into another person or any consolidation or merger of another person with or into us (with certain exceptions), or in case of any sale, transfer or conveyance of all or substantially all of our assets, each note then outstanding will, without your consent, become convertible only into the kind and amount of securities, cash and other property receivable upon such reclassification, change, consolidation, merger, sale, transfer or conveyance by a holder of the number of shares of common stock into which such note was convertible immediately prior thereto after giving effect to any adjustment required to be made as set forth above, but if the kind or amount of securities, cash and other property is not the same for each share of common stock held immediately prior to such reclassification, change, consolidation, merger, sale, transfer, or conveyance, unless you exercise any right of election, you shall receive per share the kind and amount of securities, cash or other property received per share by a plurality of such shares.

         You may, in some circumstances, be deemed to have received a distribution or dividend subject to United States federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion price.

SUBORDINATION

         The payment of the principal of, premium, if any, and interest on the notes is subordinated to the extent provided in the indenture to the prior payment in full, in cash or other payment satisfactory to the holders of senior indebtedness, of all senior indebtedness.

         Upon any distribution of our assets upon any dissolution, winding up, liquidation or reorganization, or in bankruptcy, insolvency, receivership or similar proceedings, payment of the principal of, premium, if any, and interest (including any additional interest) on the notes will be subordinated in right of payment to the prior payment in full, in cash or other payment satisfactory to the holders of senior indebtedness, of all senior indebtedness.

         In the event of any acceleration of the notes because of an event of default, the holders of any senior indebtedness then outstanding would be entitled to payment in full, in cash or other payment satisfactory to the holders of senior indebtedness, of all obligations with respect to such senior indebtedness before the holders of notes are entitled to receive any payment or other distribution.

         We also may not make any payment on the notes if:

         o a default in the payment of designated senior indebtedness occurs and is continuing beyond any applicable period of grace, or

         o any other default occurs and is continuing with respect to designated senior indebtedness that permits holders of the designated senior indebtedness to accelerate its maturity and the trustee receives a notice of such default, which we refer to as a payment blockage notice, from any person permitted to give this notice under the indenture.

         We may resume making payments on the notes:

         o in the case of a payment default, when the default is cured or waived or ceases to exist, and

         o in the case of a nonpayment default, upon the earlier of (1) when the default is cured or waived or ceases to exist and (2) 179 days after receipt of the payment blockage notice.

         No new period of payment blockage may be commenced pursuant to a payment blockage notice unless and until 365 days have elapsed since our receipt of the prior payment blockage notice.

         No default that existed on the date of delivery of any payment blockage notice to the trustee shall be the basis for a subsequent payment blockage notice.

         The term "designated senior indebtedness" means any senior indebtedness, the principal amount of which is, or under which the lenders party thereto are committed to lend or advance, $10 million or more, provided, that such senior indebtedness has been designated by us in the instrument or agreement creating or evidencing the same as "designated senior indebtedness".

         The term "SENIOR INDEBTEDNESS" means all of our obligations to pay the principal of, premium, if any, interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowed as a claim in any proceeding) and rent payable on or in connection with, and all letters of credit, reimbursement obligations and fees, costs, expenses and other amounts and liabilities accrued or due on or in connection with, and interest swap and hedging obligations issued by parties to and secured with, any of our indebtedness, whether outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us, unless the instrument creating or evidencing such indebtedness expressly provides that such indebtedness is not senior or superior in right of payment to the notes or is PARI PASSU with, or subordinated to, the notes; PROVIDED that in no event shall senior indebtedness include (a) indebtedness owed to any of our subsidiaries,
(b) our indebtedness representing any trade account payable incurred in the ordinary course of business, (c) any liability for taxes owed or owing by us or any of our subsidiaries or (d) the notes.

         In the event that, notwithstanding the foregoing, any payment or distribution of our assets or the assets of any of our subsidiaries, other than junior securities, shall be received by you or the trustee on your behalf or any paying agent at a time when such payment or distribution is prohibited as described above, such payment or distribution shall be held in trust for the benefit of the holders of senior indebtedness, and shall be paid or delivered by you or the trustee or such paying agent, as the case may be, to the holders of the senior indebtedness remaining unpaid.

         No provision contained in the indenture or the notes will affect our obligation, which is absolute and unconditional, to pay principal of, premium, if any, and interest on the notes when due. The subordination provisions of the indenture and the notes will not prevent the occurrence of any default or event of default under the indenture or limit the rights of you or the trustee, subject to the preceding paragraphs, to pursue any other rights or remedies with respect to the notes.

         We conduct our operations through our subsidiaries. Accordingly, our ability to meet our cash obligations in the future in part will be dependent upon the ability of our subsidiaries to make cash distributions to us.

         Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. For example, VGR Holding, one of our subsidiaries, has issued $60 million of 10% senior secured notes due March 31, 2006. These senior secured notes contain restrictions on VGR Holding's ability to pay dividends, distributions or other payments to us or its subsidiaries. These restrictions may limit the ability of VGR Holding and its subsidiaries to pay dividends to us and, thus, our ability to meet our obligations with respect to the notes. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations. The indenture will not limit our subsidiaries' ability to incur such contractual restrictions in the future.

         Our right to participate in the assets of any subsidiary (and thus your ability to benefit indirectly from such assets) is generally subject to the prior claims of creditors, including trade creditors, of that subsidiary except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would still be subject to any security interest of other non-subordinated or PARI PASSU creditors of such subsidiary. The notes, therefore, will be effectively subordinated to obligations to creditors, including trade or judgment creditors, of our subsidiaries with respect to the assets of the subsidiaries against which such creditors have a more direct claim. An acceleration of subsidiary debt or a failure to pay the same at the maturity thereof will not constitute a default or event of default under the indenture.

         As a result of these subordination provisions, in the event of the liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceeding or an assignment for the benefit of our or our subsidiaries' creditors or a marshaling of our and our subsidiaries' assets or liabilities, holders of senior indebtedness may receive more, ratably, and you may receive less, ratably, than our other creditors.

         As of June 30, 2001, we had outstanding $0.3 million of senior indebtedness and our subsidiaries would have had $547.8 million of liabilities. The indenture will not restrict our or our subsidiaries' incurrence of senior indebtedness or other indebtedness or our ability to transfer assets or business operations to our subsidiaries, subject to the provisions described under " -- Repurchase of Notes at Your Option Upon a Change of Control" and " -- Limitation on Merger, Sale or Consolidation".

PROVISIONAL REDEMPTION

         The notes will be subject to redemption in whole or in part at any time between July 15, 2003 and July 15, 2004 at our option, upon not less than 20 nor more than 60 days' notice to each holder, at a redemption price, payable in cash, equal to $1,000 per $1,000 principal amount of notes, together with accrued and unpaid interest and liquidated damages, if any, to, but excluding, the provisional redemption (subject to the right of holders of record on the relevant record date to receive interest due on any interest payment date that is prior to such provisional redemption date) if:

         o the closing price of our common stock on the New York Stock Exchange exceeds 150% of the conversion price then in effect for a period of at least 20 trading days in any consecutive 30 day trading period ending on the trading day prior to the date of mailing of the provisional redemption notice, and

         o the shelf registration statement covering resales of the notes and the common stock is effective and expected to remain effective and available for use for the 30 days following the provisional redemption date, unless registration is no longer required.

         If we redeem the notes under these circumstances, we will make an additional "make whole" payment, payable in cash, on the redeemed notes equal to the present value of the aggregate value of the interest payments and liquidated damages, if any, that would thereafter have been payable on the notes from the provisional redemption date through July 15, 2004 (the "make whole period"). The present value will be calculated using the bond equivalent yield on U.S. Treasury notes or bills having a term nearest in length to that of the make whole period. We must make this make whole payment on all notes called for provisional redemption, including notes converted after the date we mail the notice. The make whole payment for notes converted shall not be reduced by accrued and unpaid interest and liquidated damages.

         As provided above under "Conversion Rights," in the event your notes have been converted into common stock after any record date, but on or before the next interest payment date, interest shall be payable on the interest payment date notwithstanding the conversion.

REDEMPTION AT OUR OPTION

         Except as set forth under " -- Provisional Redemption", the notes will not be subject to redemption prior to July 15, 2004 and will be redeemable on and after such date at our option, in whole or in part, upon not less than 30 nor more than 60 days' notice to each holder, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the 12-month period commencing July 15 of the years indicated below, in each case (subject to the right of holders of record on a record date to receive interest due on an interest payment date that is prior to such redemption date) together with accrued and unpaid interest and liquidated damages, if any, to, but excluding, the redemption date:

         YEAR                                             PERCENTAGE
         ----                                             ----------

         2004.............................................103.125%
         2005.............................................102.083%
         2006.............................................101.042%
         2007 and thereafter..............................100.000%

         In the case of a partial redemption, the trustee shall select the notes or portions thereof for redemption on a PRO RATA basis, by lot or in such other manner it deems appropriate and fair. The notes may be redeemed in part in multiples of $1,000 only.

         Notice of any redemption will be sent, by first-class mail, at least 30 days and not more than 60 days prior to the redemption date, to you at your last address as then shown upon the registry books of the registrar. This notice of redemption must state the redemption date, the redemption price and the amount of accrued interest, if any, to be paid. Any notice that relates to a note to be redeemed in part only must state the portion of the principal amount to be redeemed and must state that on and after the redemption date, upon surrender of such note, a new note or notes in principal amount equal to the unredeemed portion thereof will be issued. On and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption, unless we default in our obligations with respect thereto. The notes will not have the benefit of any sinking fund.

         As provided above under "Conversion Rights," in the event your notes have been converted into common stock after any record date, but on or before the next interest payment date, interest shall be payable on the interest payment date notwithstanding the conversion.

REPURCHASE OF NOTES AT YOUR OPTION UPON A CHANGE OF CONTROL

         In the event of a change of control, as defined below, we are required to make an offer to purchase all of your notes at a cash repurchase price equal to 101% of the principal amount of your notes, together with accrued and unpaid interest and liquidated damages, if any, to, but excluding, the date of repurchase. Additionally, we will be required also to pay a "make whole premium" on the repurchased notes if a change of control occurs before July 15, 2004. Holders of notes on the date of the change of control will be entitled to receive the make whole premium, if applicable, if such notes are converted following the date of the change of control and on or before the change of control payment date. "Make whole premium" means an amount equal to the present value of the aggregate value of the interest payments and liquidated damages, if any, that would thereafter have been payable on the notes from the repurchase date through July 15, 2004 (the "premium period"). The present value will be calculated using the bond equivalent yield on U.S. Treasury notes or bills having a term nearest in length to that of the premium period. You may accept the repurchase offer with respect to all or a portion of your notes, provided that the principal amount of the notes you require us to repurchase must be $1,000 or an integral multiple thereof. We will make the repurchase offer within 25 business days following a change of control and it will remain open for 20 business days following its commencement except to the extent that a longer period is required by applicable law. Upon expiration of the repurchase offer period, we shall purchase all notes tendered in response to the repurchase offer.

         Except as provided below, a "change of control" means:

         (a) the acquisition by any "person" or group under Section 13(d)(3) of the Securities Exchange Act, but excluding us or any of our wholly owned subsidiaries and any employee benefit plan of ours or any of our subsidiaries and excluding Bennett S. LeBow and his immediate family and any "person" or group under Section 13(d)(3) of the Securities Exchange Act that is controlled by Bennett S. LeBow or his immediate family, any beneficiary of the estate of Bennett S. LeBow or his immediate family or any trust or partnership controlled by any of the foregoing, of beneficial ownership, directly or indirectly, through a purchase, merger, or other acquisition transaction or series of transactions, of shares of our capital stock entitling such person to exercise more than 50% of the total voting power of all shares of our capital stock entitling the holders thereof to vote generally in elections of directors,

         (b) any consolidation of us with, or merger of us into, any other person, any merger of another person into us, or any sale or transfer of all or substantially all of our assets to another person, other than a merger or sale of assets that (x) is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion, or exchange of outstanding shares of common stock solely into shares of common stock, or (y) does not have the result that our shareholders immediately before such transaction beneficially own, directly or indirectly, immediately following such transaction, less than 50% of the combined total voting power of all shares of capital stock of the person resulting from such transaction entitling the holders thereof to vote generally in elections of directors,

         (c) a "Termination of Listing" occurs, which means that the shares into which the notes are convertible are neither listed for trading on the United States national securities exchange nor quoted on the Nasdaq National Market, as a result of Bennett S. LeBow engaging in any going private transaction with respect to the Company, or

         (d) at any time Bennett S. LeBow or his immediate family, or any "person" or group under Section 13(d)(3) of the Securities Exchange Act that is controlled by Bennett S. LeBow or his immediate family, any beneficiary of the estate of Bennett S. LeBow or his immediate family or any trust or partnership controlled by any of the foregoing, beneficially own, either individually or collectively, directly or indirectly, shares of our capital stock entitling any such person or persons to exercise in the aggregate more than 65% of the total voting power of all shares of our capital stock entitling the holders thereof to vote generally in the election of directors.

         Notwithstanding a change of control, a change of control shall not be deemed to have occurred if at least 90% of the consideration, excluding cash payments for fractional shares, to be received by the holders of the common stock in the transaction or transactions constituting the change of control consists of shares of common stock or other equity securities traded on a national securities exchange or quoted on the Nasdaq National Market, and, as a result of such transaction or transactions, the notes become convertible into such common stock or other equity securities.

         The phrase "all or substantially all" of our assets, as included in the definition of change of control, is likely to be interpreted by reference to applicable state law at the relevant time, and will be dependent on the facts and circumstances existing at such time. As a result, there is a degree of uncertainty in ascertaining whether a sale or transfer of "all or substantially all" of our assets has occurred.

         On or before the repurchase date, we will:

         o accept for payment notes or portions thereof properly tendered pursuant to the repurchase offer,

         o deposit with the paying agent cash sufficient to pay the repurchase price, together with accrued and unpaid interest, if any, of all notes so tendered, and

         o deliver to the trustee the notes so accepted, together with an officers' certificate listing the notes or portions thereof being purchased by us.

         The paying agent will promptly mail to the holders of notes so accepted payment in an amount equal to the repurchase price, together with accrued and unpaid interest, if any, and the trustee will promptly authenticate and mail or deliver to such holders a new note or notes equal in principal amount to any unpurchased portion of the notes surrendered. We will promptly mail or deliver any notes not accepted to their holder. We will announce publicly the results of the repurchase offer on or as soon as practicable after the repurchase date.

         The change of control purchase feature of the notes may make more difficult or discourage a takeover of us, and, thus, the removal of incumbent management. The change of control purchase feature resulted from negotiations between us and Jefferies & Company, Inc., the initial purchaser of the notes.

         The provisions of the indenture relating to a change of control may not afford you protection in the event of a highly leveraged transaction, reorganization, restructuring, merger, spin-off or similar transaction that may adversely affect you, if such transaction does not constitute a change of control. Moreover, certain events with respect to us which may involve an actual change of control of us may not constitute a change of control for purposes of the indenture.

         The right to require us to repurchase notes as a result of the occurrence of a change of control could create an event of default under senior indebtedness as a result of which any repurchase could be blocked by the subordination provisions of the notes. Our failure to repurchase the notes when required would result in an event of default with respect to the notes whether or not such repurchase is permitted by the subordination provisions. See "--Subordination".

         No modification of the indenture regarding the provisions on repurchase at your option upon a change of control that adversely affects you is permissible without the consent of holders of in excess of two-thirds of the outstanding aggregate principal amount of the notes. At any time following the occurrence of a change of control and before the close of business on the business day immediately preceding the date of repurchase, holders of in excess of two-thirds of the outstanding aggregate principal amount of the notes may waive or amend the requirements of the change of control covenant. In such event:

         o  we shall not be required to make the repurchase offer,

         o to the extent the repurchase offer has already been made, such repurchase offer shall be deemed revoked, and

         o to the extent any notes have been tendered in response to any such revoked repurchase offer, such tender shall be rescinded and the notes so tendered shall be promptly returned to the holders thereof.

         For purposes of any such determination by the holders of the outstanding notes, notes held by us or any of our affiliates, including any person that would become an affiliate of us, or our successor, as a consequence of the event or series of events that otherwise would be treated as a change of control for purposes of the indenture, shall be disregarded.

         To the extent applicable, we will comply with the provisions of Rule 13e-4 and 14e-1 or any other tender offer rules under the Exchange Act and any other securities laws, and will file a Schedule 13e-4 or any other schedule if required under such rules, in connection with any offer by us to repurchase notes at the option of the holders upon a change of control.

LIMITATION ON MERGER, SALE OR CONSOLIDATION

         We may not, directly or indirectly, consolidate with or merge with or into, or sell, lease or otherwise dispose of all or substantially all of our assets on a consolidated basis, whether in a single transaction or a series of related transactions, to another person or group of affiliated persons, other than to our wholly owned subsidiaries, unless:

         o in the case of a merger or consolidation, we are the surviving entity or the resulting, surviving or transferee entity is a corporation organized under the laws of the United States, any state thereof or the District of Columbia and expressly assumes by supplemental indenture all of our obligations in connection with the notes and the indenture, and

         o no default or event of default shall exist immediately before or after giving effect on a pro forma basis to such transaction.

         Upon any consolidation or merger or any transfer of all or substantially all of our assets in accordance with the foregoing, the successor corporation formed by such consolidation or into which we are merged or to which such transfer is made, shall succeed to, and be substituted for, and may exercise every right and power of, us under the indenture with the same effect as if such successor corporation had been named therein as us, and we will be released from our obligations under the indenture and the notes, except as to any obligations that arise from or as a result of such transaction.

         For purposes of the foregoing, the transfer, by lease, assignment, sale or otherwise, of all or substantially all of the properties and assets of one or more subsidiaries, which properties and assets, if held by us instead of such subsidiary, would constitute all or substantially all of our properties and assets, shall be deemed to be the transfer of all or substantially all of our properties and assets.

EVENTS OF DEFAULT AND REMEDIES

         The indenture defines an event of default as:

         o our failure to pay any installment of interest on the notes as and when due and payable and the continuance of any such failure for 30 days, whether or not prohibited by the subordination provisions of the indenture,

         o our failure to pay all or any part of the principal of, or premium, if any, on the notes as and when the same become due and payable at maturity, redemption, by acceleration or otherwise, including, without limitation, pursuant to any repurchase offer, whether or not prohibited by the subordination provisions of the indenture,

         o our failure to perform our covenants and agreements regarding any conversion of the notes required under the indenture and the continuance of any such failure for 30 days,

         o our failure to observe or perform any other covenant or agreement contained in the notes or the indenture and, subject to certain exceptions, the continuance of such failure for a period of 60 days after written notice is given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes outstanding,

         o certain events of bankruptcy, insolvency or reorganization in respect of us or any of our significant subsidiaries,

         o failure to make any payment at final stated maturity, including any applicable grace period, in respect of our indebtedness, other than non-recourse obligations, in an amount in excess of $10 million, and continuance of such failure for 30 days after written notice is given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of notes outstanding,

         o default with respect to any of our indebtedness, other than non-recourse obligations, which default results in the acceleration of indebtedness in an amount in excess of $10 million without such indebtedness having been discharged or such acceleration having been rescinded or annulled for 30 days after written notice is given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of notes outstanding, and

         o final unsatisfied judgments not covered by insurance aggregating in excess of $10 million, at any one time rendered against us or any of our significant subsidiaries and not stayed, bonded or discharged within 60 days.

         If a default occurs and is continuing, the trustee must, within 90 days after the trustee's receiving notice of occurrence of such default, give you notice of such default, but the trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in your interest, except in the case of a default in the payment of the principal of, premium, if any, or interest on any of the notes when due or in the payment of any redemption or repurchase obligation.

         If an event of default occurs and is continuing, other than an event of default described above relating to bankruptcy, insolvency or reorganization with respect to us, then in every such case, unless the principal of all of the notes shall have already become due and payable, either the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding, by notice in writing to us, and to the trustee if given by holders, may declare all principal, premium, if any, accrued interest, if any, on or with respect to the notes to be due and payable immediately. If an event of default described above relating to bankruptcy, insolvency or reorganization with respect to us occurs, all principal, premium, if any, accrued interest, if any, will be immediately due and payable on all outstanding notes without any declaration or other act on the part of the trustee or the holders. The holders of no less than a majority in aggregate principal amount of notes generally are authorized to rescind such acceleration if all existing events of default, other than the non-payment of principal of, premium, if any, and interest on the notes that have become due solely by such acceleration, have been cured or waived.

         Prior to the declaration of acceleration of the maturity of the notes, the holders of a majority in aggregate principal amount of the notes at the time outstanding may waive on behalf of all the holders any default, except a default in the payment of principal of, interest on, or liquidated damages with respect to, any note not yet cured, or a default with respect to any covenant or provision that cannot be modified or amended without the consent of the holders of a greater percentage of notes or the holder of each outstanding note affected. Subject to the provisions of the indenture relating to the duties of the trustee, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any of the holders, unless those holders have offered to the trustee reasonable security or indemnity. Subject to all provisions of the indenture and applicable law, the holders of a majority in aggregate principal amount of the notes at the time outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee.

         No holder may pursue any remedy under the indenture, except for a default in the payment of principal, premium, if any, or interest, if any, on the notes, unless:

         o the holder gives to the trustee written notice of a continuing event of default,

         o the holders of at least 25% in principal amount of the outstanding notes make a written request to the trustee to pursue the remedy,

         o such holders offer to the trustee indemnity satisfactory to the trustee against any loss, liability or expense,

         o the trustee does not comply with the request within 60 days after the receipt of the request and the offer of indemnity, and

         o the trustee shall not have received a contrary direction from the holders of a majority in principal amount of the outstanding notes.

AMENDMENTS AND SUPPLEMENTS

         We may enter into a supplemental indenture with the trustee for certain purposes without the consent of the holders. With the consent of the holders of not less than a majority in aggregate principal amount of the notes at the time outstanding, we and the trustee are permitted to amend or supplement the indenture or any supplemental indenture, but no such modification may, without the consent of each holder affected thereby:

         o change the stated maturity of any note or reduce the principal amount thereof or the rate (or extend the time for payment) of interest thereon or any premium payable upon the redemption thereof,

         o change the place of payment where, or the coin or currency in which, any note or any premium or the interest thereon is payable,

         o impair the right to institute suit for the conversion of any note or the enforcement of any such payment on or after the due date thereof (including, in the case of redemption, on or after the redemption date),

         o reduce the repurchase price, or alter the repurchase offer (other than as set forth herein) or redemption provisions in a manner adverse to the holders,

         o reduce the percentage in principal amount of the outstanding notes, the consent of whose holders is required for any such amendment, supplemental indenture or waiver provided for in the indenture, or

         o adversely affect your right to convert notes or alter, in a manner that adversely affects your rights, the provisions relating to anti-dilution protection in respect thereof.

         A supplemental indenture entered into in compliance with the "Limitation on Merger, Sale or Consolidation" covenant would not require your consent.

NO PERSONAL LIABILITY OF SHAREHOLDERS, OFFICERS, DIRECTORS AND EMPLOYEES

         The indenture provides that none of our shareholders, employees, officers, directors or partners, as such, past, present or future, shall have any personal liability in respect of our obligations under the indenture or the notes by reason of his, her or its status as such shareholder, employee, officer, director or partner.

TRANSFER AND EXCHANGE

         We have initially appointed the trustee as security registrar, paying agent and conversion agent, acting through its corporate trust office. We reserve the right to:

         o vary or terminate the appointment of the security registrar, paying agent or conversion agent,

         o  appoint additional paying agents or conversion agents, or

         o approve any change in the office through which any security registrar or any paying agent or conversion agent acts.

         A holder may transfer or convert the notes in accordance with the indenture. We or the trustee may require a holder, among other things, to furnish appropriate endorsements, legal opinions and transfer documents, and to pay any taxes and fees required by law or permitted by the indenture. We are not required to transfer or convert any notes selected for redemption. Also, we are not required to transfer or convert any notes for a period of 15 days before the mailing of a repurchase offer or notice of redemption.

         The registered holder of a note may be treated as the owner of it for all purposes.

BOOK ENTRY, DELIVERY AND FORM

         The notes are evidenced by one or more global notes, deposited with, or on behalf of, the depositary and registered in the name of Cede & Co. as the depositary's nominee. Except as set forth below, the global note may be transferred, in whole or in part, only to another nominee of the depositary or to a successor of the depositary or its nominee.

         You may hold your interests in the global note directly through the depositary if you are participants in the depositary, or you may hold your interests in the global note indirectly through organizations which are participants in the depositary. Transfers between holders whose interests in the global note are directly or indirectly held by the depositary will be effected in accordance with the depositary's rules and will be settled in same-day funds.

         The depositary has advised us that it is a limited-purpose trust company that was created to hold securities for its participants and to facilitate the clearance and settlement of transactions in such securities between its participants through electronic book-entry changes in accounts of its participants. The depositary's participants include securities brokers and dealers (including Jefferies), banks and trust companies, clearing corporations and certain other organizations. Access to the depositary's system is also available to other entities such as banks, brokers, dealers and trust companies, known as indirect participants, that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. Holders may elect to hold notes purchased by them through the depositary. Holders who are not participants may beneficially own securities held by or on behalf of the depositary only through direct or indirect participants.

         We expect that pursuant to procedures established by the depositary:

         o the depositary will credit the accounts of participants with an interest in the global notes, and

         o ownership of the notes evidenced by the global notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the depositary (with respect to the interests of participants), the participants and the indirect participants.

         The laws of some states require that certain persons take physical delivery in definitive form of securities that they own and that security interests in negotiable instruments can only be perfected by delivery of securities representing the instruments. Consequently, your ability to transfer notes evidenced by the global notes will be limited to such extent.

         So long as the depositary or its nominee is the registered owner of a note, the depositary or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global notes for all purposes under the indenture and the notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes represented by such global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes, and will not be considered the owners or holders thereof under the indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the trustee thereunder. As a result, the ability of a person having a beneficial interest in notes represented by a global note to pledge such interest to persons that do not participate in the depositary's system, or to otherwise take actions with respect to such interest, may be affected by the lack of a physical certificate evidencing such interest.

         Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by the depositary, or for maintaining, supervising or reviewing any records of the depositary relating to such notes.

         Payments with respect to the principal of, premium, if any, interest on any note represented by a global note registered in the name of the depositary or its nominee on the applicable record date will be payable by the trustee to or at the direction of the depositary or its nominee in its capacity as the registered holder of the global notes representing such notes under the indenture. We and the trustee may treat the persons in whose names the notes, including the global notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither we nor the trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of notes (including, principal, premium, if any, or interest), or immediately to credit the accounts of the relevant participants with such payment, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the global notes as shown on the records of the depositary. Payments by the direct and the indirect participants to the beneficial owners of notes will be governed by standing instructions and customary practice and will be the responsibility of the direct or indirect participants.

         If you desire to convert your notes into common stock pursuant to the terms of the notes, you should contact your broker or other participants or indirect participants to obtain information on procedures, including proper forms and cut-off times, for submitting such requests.

CERTIFICATED SECURITIES

         If:

         o we notify the trustee in writing that the depositary is no longer willing or able to act as a depositary and we are unable to locate a qualified successor within 90 days, or

         o we, at our option, notify the trustee in writing that we elect to cause the issuance of notes in definitive form under the indenture, then, upon surrender by the depositary of the global notes, certificated notes will be issued to each person that the depositary identifies as the beneficial owner of the notes represented by the global notes. In addition, subject to certain conditions, any person having a beneficial interest in a global note may, upon request to the trustee, exchange such beneficial interest for notes in the form of certificated notes. Upon any such issuance, the trustee is required to register such certificated notes in the name of such person or persons (or the nominee of any thereof), and cause the same to be delivered thereto.

         Neither we nor the trustee shall be liable for any delay by the depositary or any direct or indirect participant in identifying the beneficial owners of the notes, and we and the trustee may conclusively rely on, and shall be protected in relying on, instructions from the depositary for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the notes to be issued).

GOVERNING LAW

         The indenture and the notes provide that they are to be governed in accordance with the laws of the State of New York, without regard to choice of laws provisions.

THE TRUSTEE

         U.S. Bank Trust National Association is the trustee under the indenture. A successor trustee may be appointed in accordance with the terms of the indenture.

         The indenture contains certain limitations on the rights of the trustee, in the event it becomes our creditor, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions with us and our subsidiaries, but if it acquires any conflicting interest (as defined), it must eliminate such conflict or resign.

         In case an event of default shall occur (and shall not be cured or waived), the trustee will be required to use the degree of care of a prudent person in the conduct of its own affairs in the exercise of its powers. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of notes, unless they shall have offered to the trustee reasonable security or indemnity.

SATISFACTION AND DISCHARGE

         We may discharge our obligations under the indenture while notes remain outstanding if:

         o all outstanding notes will become due and payable at their scheduled maturity within 90 days, or

         o all outstanding notes have been called for redemption within 90 days and in either case we have deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity or the scheduled date of redemption.

REGISTRATION RIGHTS

         We have entered into a registration rights agreement with Jefferies & Company, Inc. for the benefit of the holders of the notes and the common stock issuable upon conversion of the notes. The following is a summary of the registration rights agreement and is not complete. You should refer to the registration rights agreement for a full description of the registration rights that apply to the notes.

         We agreed to file a shelf registration statement, of which this prospectus is a part, under the Securities Act to register resales of the notes and the shares of common stock into which the notes are convertible, referred to as registrable securities. We agreed to use commercially reasonable efforts to have the shelf registration statement declared effective within 180 days after the first date of original issuance of the notes, and to keep it effective until the earliest of:

         o  two years after the closing date,

         o the date when all registrable securities shall have been registered under the Securities Act and disposed of, and

         o the date on which all registrable securities (other than those held by our affiliates) are eligible to be sold to the public pursuant to Rule 144(k) under the Securities Act.

         We are permitted to suspend the use of the prospectus which is a part of the shelf registration statement for a period not to exceed 90 consecutive days or an aggregate of 120 days in any twelve-month period under certain circumstances relating to pending corporate developments, public filings with the Securities and Exchange Commission and similar events.

         A holder of registrable securities that sells registrable securities pursuant to the shelf registration statement generally is required to provide information about itself and the specifics of the sale, be named as a selling securityholder in the related prospectus and deliver a prospectus to purchasers, be subject to relevant civil liability provisions under the Securities Act in connection with such sales and be bound by the provisions of the registration rights agreements which are applicable to such holder.

         If:

         o on or prior to the 180th day after the first date of original issuance of the notes the shelf registration statement has not been declared effective by the SEC,

         o we fail with respect to a note holder that supplies the questionnaire described below to supplement the shelf registration statement in a timely manner in order to name additional selling securities holders, or

         o after the shelf registration statement has been declared effective the shelf registration statement ceases to be effective or fails to be usable in connection with resales of notes and the common stock issuable upon the conversion of the notes in accordance with and during the periods specified in the registration rights agreement and (A) we do not cure the shelf registration statement within five business days by a post-effective amendment or a report filed pursuant to the Exchange Act or (B) if applicable, we do not terminate the suspension period described above by the 90th day, as the case may be,

         (each such event referred to in the three clauses above, a registration default), then, in each case, we will pay, until such failure is cured, liquidated damages equal to 0.5% per annum for the notes or, if applicable, on an equivalent basis per share, subject to adjustment in the case of stock splits, stock recombinations, stock dividends and the like, of common stock constituting registrable securities.

         We agreed to give notice of our intention to file the shelf registration statement, which we refer to as a filing notice, to each of the holders of the notes in the same manner as we would give notice to holders of notes under the indenture. The filing notice seeks, among other things, a determination from each such holder as to whether such holder elected to have its notes and the common stock issuable on conversion thereof registered for sale pursuant to the shelf registration statement.

         Any holder of notes wishing to include its registrable securities is required to deliver to us a properly completed and signed selling securityholder notice and questionnaire. Depending on how quickly the shelf registration statement is declared effective, a holder who responds at the end of the period may not have its registrable securities included until after the shelf registration statement is declared effective. No holder other than Jefferies is entitled to have the registrable securities held by it covered by the shelf registration statement unless such holder agrees in writing to be bound by all the provisions of the registration rights agreement applicable to such holder.

         Holders of notes are required to deliver the questionnaire prior to the effectiveness of the shelf registration statement so that they can be named as selling securityholders in the prospectus. Upon receipt of any completed questionnaires after the effectiveness of the shelf registration statement, we are required, as promptly as practicable but in any event within five business days of receipt, to file any amendments or supplements to the shelf registration statement so that such securityholders may use the prospectus, subject to our right to suspend under certain circumstances. Under the registration rights agreement all selling securityholders are required to deliver a prospectus to purchasers and will be bound by the provisions of the agreement.

         We agreed to pay all expenses of the shelf registration statement, provide each holder that is selling registrable securities pursuant to the shelf registration statement copies of the related prospectus and take other actions as are required to permit, subject to the foregoing, registered resales of the registrable securities.

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

         The section summarizes the material United States federal income tax consequences of purchasing, owning, and disposing of the notes and common stock into which you may convert the notes. This is not a complete analysis of all the potential tax consequences that you may need to consider before investing based on your particular circumstances. This summary is based on the Internal Revenue Code of 1986, as amended, the applicable treasury regulations promulgated or proposed under the Code, judicial authority and current administrative rulings and practice. All of these may change, possibly on a retroactive basis.

         This summary deals only with beneficial owners who hold notes and common stock as "capital assets" and does not address tax consequences under special tax rules. Special tax rules may apply to banks, tax-exempt organizations or funds, pension funds, insurance companies, dealers in securities or foreign currencies, persons participating in a hedging transaction or a "straddle" or "conversion transaction" for tax purposes, or persons that have a "functional currency" other than the U.S. dollar.

         This summary discusses the tax consequences to holders who purchase the notes at their "issue price" (the first price at which a substantial portion of the notes is sold to the public) and generally does not discuss the tax consequences to subsequent purchasers of the notes. We have not sought any ruling from the Internal Revenue Service with respect to the statements and conclusions in the following summary. We cannot guarantee the IRS will agree with these statements and conclusions.

         Before you invest in these securities, you should consult your own tax advisor to determine how the United States federal income and estate tax laws apply to your particular situation and for information about any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

         The following discussion is limited to the U.S. federal income tax consequences relevant to a "U.S. Holder" of a note. You are a "U.S. Holder" if you are:

         o a citizen or resident (as defined in Section 7701(b)(1) of the Code) of the United States,

         o a corporation or partnership organized under the laws of the United States or any political subdivision thereof or therein,

         o an estate, the income of which is subject to U.S. federal income tax regardless of the source, or

         o a trust the administration of which is subject to the primary supervision of a U.S. court and for which one or more U.S. persons can make all significant decisions.

In addition, if a holder is an entity treated as a partnership for United States federal income tax purposes, the tax treatment of each partner of such partnership will generally depend upon the status of the partner and upon the activities of the partnership. Partners in partnerships which hold notes or common stock should consult their tax advisors.

TAXATION OF INTEREST

         You generally must include interest on a note in your income as ordinary income at the time you receive or accrue interest, in accordance with your method of accounting for United States federal income tax purposes.

SALE, EXCHANGE OR REDEMPTION OF THE NOTES

         Except as described below under "Conversion of the Notes", you generally will recognize capital gain or loss on the sale, exchange or redemption of a note equal to the difference between:

         o the amount of cash proceeds and the fair market value of any property you receive on the sale, exchange or redemption (except any portion that is accrued but unpaid interest not previously included in income, which is taxable as ordinary income), and

         o  your adjusted tax basis in the note.

         Your adjusted tax basis generally will equal the cost of the note to you, less any principal payments you have received. This capital gain or loss will be long-term if you have held the note for more than one year and will be short-term if you have held the note one year or less. Long-term capital gains for non-corporate taxpayers, including individuals, are taxed at a maximum rate of 20%, and short-term capital gains are taxed at a maximum rate of 39.6%. (The maximum long-term capital gains rate for non-corporate taxpayers is 18% on the sale of any capital asset acquired after December 31, 2000 and held more than five years; the maximum tax rate for non-corporate taxpayers is scheduled to be reduced from 39.6% to 39.1% for taxable years beginning during 2001 (but effective July 1, 2001); to 38.6% for taxable years beginning during 2002 and 2003; to 37.6% for taxable years beginning during 2004 and 2005; and to 35% for taxable years beginning during 2006 and thereafter.) Corporate taxpayers pay a maximum regular tax rate of 35% on all capital gains and ordinary income.

EARLY REDEMPTION

         In the event of a change of control, the holders of notes will have the right to require us to purchase their notes. Treasury regulations provide that the right of holders of the notes to require redemption of the notes upon the occurrence of a change of control will not affect the yield or maturity date of the notes if, based on all the facts and circumstances as of the issue date, it is significantly more likely than not that a change of control giving rise to the redemption right will not occur. We do not intend to treat this redemption provision of the notes as affecting the computation of the yield or maturity date of the notes.

         We may redeem all or a portion of the notes at any time on or after a certain date. Treasury regulations provide that for purposes of determining the yield and maturity of the notes, we will be deemed to exercise any option to redeem the notes if the exercise of such option would lower the yield of the debt instrument. We believe, and intend to take the position, that we will not be treated as having exercised an option to redeem under these rules.

CONSTRUCTIVE DIVIDENDS ON THE NOTES

         The conversion price of the notes may change under certain circumstances. In such a case, you may be treated as having received a constructive distribution whether or not you ever exercise your conversion privilege. The constructive distribution will be taxed as ordinary income, subject to a possible dividends received deduction if you are a corporate holder, to the extent of our current or accumulated earnings and profits, if, and to the extent that, the adjustment in the conversion price increases your proportionate interest in the fully diluted common stock. Moreover, common stockholders themselves will generally be treated as having received a constructive distribution if there is not a full adjustment to the conversion price of the notes to reflect a stock dividend or other event increasing the proportionate interest of the common stockholders in our assets or earnings and profits. In such an event, the constructive distribution will be taxable as ordinary income, subject to a possible dividends received deduction if you are a corporate holder, to the extent of our current or accumulated earnings and profits. Under these circumstances, it is possible that you could be required to pay tax even though you did not receive any cash or other property.

LIQUIDATED DAMAGES

         If the shelf registration statement is not declared effective or if we fail to maintain the effectiveness of the shelf registration statement, we will be required to pay you liquidated damages, as described above under "Description of Notes - Registration Rights". We intend to take the position for United States federal income tax purposes that any payments of liquidated damages should be taxable to you as additional interest income when received or accrued, in accordance with your method of tax accounting. This position is based in part on the assumption that as of the date of issuance of the notes, the possibility that liquidated damages will have to be paid is a "remote" or "incidental" contingency within the meaning of applicable treasury regulations. Our determination that such possibility is a remote or incidental contingency is binding on you, unless you explicitly disclose that you are taking a different position to the IRS on your tax return for the year during which you acquire the notes. However, the Internal Revenue Service may take a contrary position from that described above, which could affect the timing and character of both your income from the notes and our deduction with respect to the payments of liquidated damages. If you convert your notes prior to the payment of liquidated damages, liquidated damages paid to you will be treated as a distribution on your common stock in the manner discussed under " -- Dividends on Common Stock" below.

         If we fail to file a registration statement, you should consult your tax advisers concerning the appropriate tax treatment of the payment of liquidated damages with respect to the notes.

CONVERSION OF THE NOTES

         You generally will not recognize any income, gain or loss on conversion of a note into common stock, except for any cash you receive instead of a fractional share of common stock. Your tax basis in the common stock will be the same as your adjusted tax basis in the note at the time of conversion, reduced by any basis allocable to any fractional share interest for which you received cash. For capital gains purposes, your holding period for the common stock will generally include the holding period of the note you converted.

         You should treat cash you receive instead of a fractional share of common stock as a payment in exchange for the fractional share of common stock. This will generally result in capital gain or loss (measured by the difference between the cash you received for the fractional share and your adjusted tax basis in the fractional share).

DIVIDENDS ON COMMON STOCK

         Generally, distributions are treated as a dividend and taxed as ordinary income to the extent of our current or accumulated earnings and profits. Thereafter, distributions are treated as a tax-free return of capital to the extent of your tax basis in the common stock, and thereafter as gain from the sale or exchange of such stock.

         A dividend distribution to a corporate holder may qualify for the 70% dividends received deduction if the holder owns less than 20% of the voting power and value of our stock, not counting non-voting, non-convertible, non-participating preferred stock. A corporate holder that owns 20% or more of the voting power and value of our stock, other than non-voting, non-convertible, non-participating preferred stock, generally will qualify for an 80% dividends received deduction.

SALE, EXCHANGE OR REDEMPTION OF COMMON STOCK

         On the sale, exchange or redemption of common stock, you generally will recognize capital gain or loss equal to the difference between:

         o the amount of cash and the fair market value of any property received on the sale or exchange, and

         o  your adjusted tax basis in the common stock.

         This capital gain or loss will be long-term if you have held the stock for more than one year and will be short-term if you have held the stock for one year or less. A holder's basis and holding period in common stock received upon conversion of a note are determined as discussed above under "-- Conversion of the Notes".

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

         In general, we must report to the IRS payments of principal, premium and interest on a note, payments of dividends on common stock, payments of the proceeds of the sale of a note and payments of the proceeds of the sale of common stock. The payer must withhold backup withholding tax if:

         o the payee fails to furnish a taxpayer identification number to the payer or establish an exemption from backup withholding,

         o the IRS notifies the payer that the number furnished by the payee is incorrect,

         o the payee has underreported interest, dividends or original issue discount, or

         o the payee has failed to certify under the penalty of perjury that he is not subject to backup withholding under the Code.

         Certain holders, including all corporations, are exempt from such backup withholding. You may credit any amounts withheld under the backup withholding rules against your United States federal income tax, and you may receive a refund if you furnish the required information to the IRS.

                          DESCRIPTION OF CAPITAL STOCK

         THIS SUMMARY DOES NOT PURPORT TO BE COMPLETE AND IS SUBJECT TO, AND QUALIFIED IN ITS ENTIRETY BY, THE PROVISIONS OF OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION, AS AMENDED, AND ALL APPLICABLE PROVISIONS OF THE DELAWARE GENERAL CORPORATION LAW.

GENERAL

         Our Amended and Restated Certificate of Incorporation, as amended, authorizes us to issue 100,000,000 shares of common stock, par value $.10 per share, and 10,000,000 shares of preferred stock, par value $1.00 per share. As of September 27, 2001, there were 31,548,978 shares of our common stock, and no shares of our preferred stock, issued and outstanding.

COMMON STOCK

         The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to the prior rights of any outstanding preferred stock, the holders of common stock are entitled to receive such dividends as the Board of Directors may declare out of funds legally available for payment of dividends. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. The holders of common stock have no right to convert their common stock into any other securities. The common stock has no preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable. The rights of holders of common stock are subject to, and may be adversely affected by, the rights of holders of any series of preferred stock that we may designate in the future.

PREFERRED STOCK

         The Board of Directors may authorize the issuance of up to 10,000,000 shares of preferred stock from time to time in one or more series and for such consideration as the Board may determine and subject to certain restrictions, with such designations, preferences and rights, and such qualifications, limitations and restrictions, as the Board may determine with respect thereto by duly adopted resolution or resolutions. The issuance of preferred stock may delay, defer or prevent our change in control of without further action by the stockholders and may adversely affect the voting and other rights of holders of our common stock. As of the date hereof, no shares of preferred stock are issued and outstanding.

WARRANTS AND OPTIONS

         We have outstanding warrants expiring in 2003 to purchase 286,561 shares of our common stock, at a price of $4.32 per share. In 1998, we granted options expiring in 2003 for shares of our common stock, at a price of $5.18 per share, to a law firm that represents us, Liggett and New Valley, of which options for 591,281 shares are currently outstanding and exercisable. At June 30, 2001, we had outstanding options granted to employees to purchase 10,305,018 shares of its common stock, at prices ranging from $.87 to $35.43 per share, of which options for 4,331,948 shares are exercisable during 2001.

ANTITAKEOVER EFFECTS OF PROVISIONS OF DELAWARE LAW

         We are a Delaware corporation subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 generally provides that a stockholder acquiring more than 15%, but less than 85%, of the outstanding voting stock of a corporation subject to Section 203 may not engage in a "business combination," as defined in Section 203, with the corporation for a period of three years from the date on which that stockholder became an "interested stockholder," as defined in Section 203, unless:

         o prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the stockholder became an interested stockholder, or

         o the business combination is approved by the board of directors of the corporation and authorized by the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

A "business combination" includes a merger, asset sale and certain other transactions with an interested stockholder. In general, an "interested stockholder" is a person or entity who, together with affiliates thereof, owns, or within three years prior to the determination of the interested stockholder status, did own, 15% or more of the voting stock of the corporation. Section 203 could prohibit or delay a merger or other takeover or change of control transaction with respect to our company and, accordingly, may discourage actions that could result in a premium over the market price for the shares held by our stockholders.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company, New York, New York.

                             SELLING SECURITYHOLDERS

         The notes were originally issued by us and sold by Jefferies & Company, Inc., as the initial purchaser, in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchaser to be qualified institutional buyers. Selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell any or all the notes and common stock into which the notes are convertible pursuant to this prospectus.

         The selling securityholders have represented to us that they purchased the notes and the common stock issuable upon conversion of the notes for their own account for investment only and not with a view toward selling or distributing them, except through sales registered under the Securities Act or pursuant to exemptions therefrom. We agreed with the initial purchaser to file this registration statement to register the resale of the notes and the common stock. We agreed to prepare and file all necessary amendments and supplements to the registration statement to keep it effective until the date on which the notes and the common stock issuable upon their conversion no longer qualify as "registrable securities" under our registration rights agreement.

         The following table sets forth, as of September 27, 2001, information regarding the beneficial ownership of the notes and our common stock by the selling securityholders. The information is based on information provided by or on behalf of the selling securityholders. Information about the selling securityholders may change over time. Any material changed information will be set forth in prospectus supplements.

         The selling securityholders may offer from time to time all, some or none of the notes or common stock into which the notes are convertible. See "Plan of Distribution". Thus, we cannot estimate the amount of the notes or the common stock that will be held by the selling securityholders upon termination of any sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information about their notes in transactions exempt from the registration requirements of the Securities Act. Except as otherwise may be described in the footnotes below, none of the selling securityholders has had any material relationship with us or our affiliates within the past three years.


                          PRINCIPAL AMOUNT OF
                          NOTES BENEFICIALLY                             NUMBER OF SHARES OF
                          OWNED THAT MAY         PERCENTAGE OF NOTES     COMMON STOCK THAT      PERCENTAGE OF COMMON
NAME                      BE SOLD                OUTSTANDING             MAY BE SOLD (1)        STOCK OUTSTANDING (2)
------------------------- ---------------------- ----------------------- ---------------------- ----------------------

AIG/National Union Fire            $395,000                *                       11,479                *
Insurance

AIG SoundShore                   $6,787,000                3.9%                   197,239                *
Holdings Ltd.

AIG SoundShore                   $3,898,000                2.3%                   113,281                *
Opportunity Holding
Fund Ltd.

AIG SoundShore                   $2,315,000                1.3%                    67,276                *
Strategic Holding
Fund Ltd.

Argonaut Investment                 $46,000                *                        1,336                *
Fund Ltd.

Argonaut Partnership               $328,000                *                        9,532                *
L.P.

Arkansas PERS                      $500,000                *                       14,530

Bank Julius Baer & Co.             $150,000                *                        4,359                *
Ltd.

Bayberry Corp.                  $20,000,000               11.6%                   581,226                1.8%(3)

BNP Paribas Equity               $8,270,000                4.8%                   240,337                *
Strategies, SNC

Boilermakers Blacksmith            $675,000                *                       19,616                *
Pension Trust

Clinton Multistrategy            $3,500,000                2.0%                   101,714                *
Master Fund, Ltd.

Clinton Riverside Convertible    $4,818,000                2.8%                   140,017                *
Portfolio Limited

Cooper Neff Convertible          $1,500,000                *                       43,591                *
Strategies Fund, L.P.

Delaware PERS                      $745,000                *                       21,650                *

F.R. Convertible                    $75,000                *                        2,179                *
Securities Fund

Global Bermuda Limited             $800,000                *                       23,249                *
Partnership

Hamilton Partners               $17,000,000                9.9%                   494,042                1.5%
Limited

ICI American Holdings              $275,000                *                        7,991                *
Trust

Janus Capital                   $14,000,000                8.1%                   406,858                1.3%
Corporation

Jefferies & Company,            $10,000,000                5.8%                   290,613                *
Inc. (4)

Lakeshore                        $3,200,000                1.9%                    92,996                *
International, Ltd.

Lemanik Sicav                      $200,000                *                        5,812                *
Convertible Bond

Ondeo Nalco                        $105,000                *                        3,051                *

Prospect International             $250,000                *                        7,265                *
Debt Strategy Fund

Putnam Advisory Company,           $220,000                *                        6,393                *
LLC

Putnam Investment                $9,557,000                5.5%                   277,739                *
Management, LLC


Starvest Combined                  $430,000                *                       12,496                *
Portfolio

Starvest Managed                    $30,000                *                          871                *
Portfolio

State of Oregon - Equity         $2,390,000                1.4%                    69,456                *

Sturgeon Limited                   $230,000                *                        6,684                *

Syngenta AG                        $130,000                *                        3,777                *

Whitebox Convertible             $6,000,000                3.5%                   174,367                *
Arbitrage Partners, L.P.

Zazove Hedged                    $1,500,000                *                       43,591                *
Convertible Fund, L.P.

Zeneca Holdings Trust              $185,000                *                        5,376                *

Any other holder of             $51,996,000               30.1%                 1,511,072                4.6%
notes or future
transferee from any
holder (5) (6)

---------------
* Less than 1%.

(1) Assumes conversion of all of the securityholder's notes at a conversion price of $34.41 per share of common stock. The initial conversion price of $36.531 per share has been adjusted to reflect a cash dividend of $0.40 per share of common stock and a 5% stock dividend paid by us on September 28, 2001. The conversion price is subject to further adjustment as described under "Description of Notes-Conversion Rights" and, as a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2) Calculated based on Rule 13d-3(d)(i) of the Exchange Act using shares of common stock outstanding as of September 27, 2001. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular securityholder's notes. We did not assume, however, the conversion of any other securityholder's notes.

(3) Barberry is an investment entity owned by Carl C. Icahn. Mr. Icahn and his affiliates are the beneficial owners of 6,749,356 shares of our common stock (21.0%).

(4) Jefferies was the initial purchaser of the notes as described above. Jefferies or its affiliates has from time to time provided investment banking, general financing and banking services to us and our affiliates, for which they have received customary compensation.

(5) Information about other selling securityholders will be set forth in prospectus supplements, if required.

(6) Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

                              PLAN OF DISTRIBUTION

         We will not receive any of the proceeds of the sale of the notes and the underlying common stock offered by this prospectus. The notes and the underlying common stock may be sold from time to time to purchasers:

         o  directly by the selling securityholders; or

         o through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying common stock.

         The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be "underwriters". As a result, any profits on the sale of the notes and underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were to be deemed underwriters, the selling securityholders may be subject to certain statutory liabilities, including, but not limited to, those set forth in Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

         If the notes and underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions.

         The notes and underlying common stock may be sold in one or more transactions at:

         o  fixed prices,

         o  prevailing market prices at the time of sale,

         o  varying prices determined at the time of sale, or

         o  negotiated prices.


         These sales may be effected in transactions:

         o on any national securities exchange or quotation service on which the notes and underlying common stock may be listed or quoted at the time of the sale, including the New York Stock Exchange in the case of the common stock,

         o  in the over-the-counter market,

         o in transactions otherwise than on such exchanges or services or in the over-the-counter market,

         o through the writing of options, whether the options are listed on an option exchange or otherwise,

         o  through the settlement of short sales, or

         o  through other types of transactions.


         These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

         In connection with sales of the notes and underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or financial institutions may in turn engage in short sales of the notes and underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes and underlying common stock short and deliver notes and underlying common stock to close out short positions, or loan or pledge notes and underlying common stock to broker-dealers that in turn may sell the notes and underlying common stock.

         To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders. Selling securityholders may decide not to sell any of the notes and the underlying common stock offered by them pursuant to this prospectus. In addition, there may be circumstances where a selling securityholder may transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

         Our common stock trades on the New York Stock Exchange under the symbol "VGR". We cannot assure you as to the development of liquidity or any trading market for the notes. See "Risk Factors - A public trading market for the notes may not develop".

         With respect to a particular offering of notes or common stock, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared and will set forth the following information:

         o  the specific notes or common stock to be offered or sold,

         o  the names of the selling securityholders,

         o the respective purchase prices and public offering prices and other material terms of the offering,

         o the names of any participating agents, broker-dealers or underwriters, and

         o any applicable commissions, discounts, concessions and other items constituting compensation from the selling securityholders.

         There can be no assurance that any selling securityholder will sell any or all of the notes or underlying common stock pursuant to this prospectus. In addition, any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A, as the case may be, rather than pursuant to this prospectus.

         The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

         Pursuant to the registration rights agreement filed as an exhibit to this registration statement, we have agreed to indemnify the selling securityholders and the selling securityholders have agreed to indemnify us against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

         We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

                                  LEGAL MATTERS

         The validity of the issuance of the notes and the shares of common stock issuable upon conversion of the notes has been passed upon by McDermott, Will & Emery, Los Angeles, California.

                                     EXPERTS

         The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.